SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2004 Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME João Mauricio Giffoni de Castro Neves
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 - 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1- Last	01/01/2004	12/31/2004
2 - Next to last	01/01/2003	12/31/2003
3 - Last but two	01/01/2002	12/31/2002
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes		10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Altair Tadeu Rossato		12 – PARTNER’S CPF (INDIVIDUAL TAX ID) 060.977.208-23

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2004	2 12/31/2003	3 12/31/2002
Paid-in Capital
1 - Common	23,558,245	15,735,878	15,795,903
2 - Preferred	32,719,497	22,801,455	22,824,827
3 - Total	56,277,742	38,537,333	38,620,730
Treasury shares
4 - Common	60,731	104,546	90,405
5 - Preferred	1,589,604	520,153	272,258
6 - Total	1,650,335	624,699	362,663

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 109 – Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	01/07/2005	Interest on shareholders’ equity	02/15/2005	Common	0.0096800000
02	RCA	01/07/2005	Interest attributed to shareholders’ equity	02/15/2005	Preferred	0.0106480000
03	RCA	01/07/2005	Dividend	02/15/2005	Common	0.0073600000
04	RCA	01/07/2005	Dividend	02/15/2005	Preferred	0.0080960000

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2004	4 – 12/31/2003	5 – 12/31/2002
1	Total assets	21,648,707	6,394,348	5,049,638
1.01	Current assets	783,519	69,326	53,725
1.01.01	Available funds	1,619	7	102
1.01.01.01	Cash and cash equivalents	1,619	7	102
1.01.02	Credits	71,769	68,895	47,311
1.01.02.01	Recoverable taxes	71,769	68,895	47,311
1.01.03	Inventories	0	0	0
1.01.04	Other	710,131	424	6,312
1.01.04.01	Dividends and/or interest on shareholders’ equity	709,088	0	0
1.01.04.02	Other assets	1,043	424	6,312
1.02	Long-term receivables	740,363	542,863	404,796
1.02.01	Sundry credits	655,329	464,878	326,811
1.02.01.01	Compulsory and judicial deposits and tax incentives	44,862	43,824	41,568
1.02.01.02	Advances to employees for purchase of shares	162,893	182,082	145,469
1.02.01.03	Deferred income and social contribution taxes	447,574	238,972	139,774
1.02.02	Accounts receivable from related parties	0	0	0
1.02.02.01	Associated companies	0	0	0
1.02.02.02	Subsidiaries	0	0	0
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	85,034	77,985	77,985
1.02.03.01	Other assets	85,034	77,985	77,985
1.03	Permanent assets	20,124,825	5,782,159	4,591,117
1.03.01	Investments	20,124,825	5,782,159	4,591,117
1.03.01.01	Interest in associated companies	0	0	0
1.03.01.02	Interest in subsidiaries	20,059,323	5,765,915	4,589,814
1.03.01.02.01	Interest in subsidiaries	19,825,181	5,446,933	4,186,094
1.03.01.02.02	Subsidiaries - Goodwill/Negative goodwill (net)	234,142	318,982	403,720
1.03.01.03	Other investments	65,502	16,244	1,303
1.03.02	Property, plant and equipment	0	0	0
1.03.03	Deferred charges	0	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2004	4 – 12/31/2003	5 – 12/31/2002
2	Total liabilities	21,648,707	6,394,348	5,049,638
2.01	Current liabilities	4,407,653	1,835,163	692,288
2.01.01	Loans and financings	0	0	43
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	9	3	174
2.01.04	Taxes, charges and contributions	66,939	153	711
2.01.04.01	Other taxes and contributions to collect	66,939	153	711
2.01.05	Dividends payable	995,417	290,733	345,003
2.01.05.01	Dividends payable	436,489	64,719	345,003
2.01.05.02	Provision for interest attributed to shareholders’s equity	558,928	226,014	0
2.01.06	Provisions	4,450	5	0
2.01.06.01	Social and labor provisions	4,450	5	0
2.01.06.02	Statutory provision	0	0	0
2.01.07	Accounts payable to related parties	3,336,078	1,544,266	329,555
2.01.08	Other	4,760	3	16,802
2.01.08.01	Payroll, profit sharing and related charges	0	0	1,171
2.01.08.02	Other liabilities	4,760	3	15,631
2.02	Long-term liabilities	140,084	145,978	125,184
2.02.01	Loans and financings	0	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	140,084	145,978	125,184
2.02.03.01	For contingencies	140,084	145,978	125,184
2.02.03.02	Losses on unsecured liability	0	0	0
2.02.04	Accounts payable to related parties	0	0	0
2.02.05	Other	0	0	0
2.03	Deferred Income	0	0	0
2.05	Shareholders' equity	17,100,970	4,413,207	4,232,166
2.05.01	Paid-in capital	4,742,804	3,124,059	3,046,244
2.05.02	Capital reserves	12,149,335	16,592	16,592
2.05.02.01	Advances for future capital increase	0	0	0
2.05.02.02	Premium on the placement of options to repurchase own shares	7,448	4,867	4,867
2.05.02.03	Goodwill on issuance of shares	12,141,887	11,725	11,725
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Profit reserves	208.831	1,272,556	1,169,330
2.05.04.01	Legal	208,831	208,831	138,253
2.05.04.02	Statutory	224,992	1,271,399	75,515
2.05.04.02.01	For investments	224,992	1,271,399	75,515
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Profit retention	0	25,875	1,033,589
2.05.04.05.01	Future capital increase	0	25,875	1,033,589
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	(224,992)	(233,549)	(78,027)
2.05.04.07.01	Treasury shares	(224,992)	(233,549)	(78,027)
2.05.05	Accumulated Profit/Loss	0	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2004 to 12/31/2004	4 - 01/01/2003 to 12/31/2003	5 - 01/01/2002 to 12/31/2002
3.01	Gross sales and/or services	0	0	0
3.02	Gross sales deductions	0	0	0
3.03	Net sales and/or services	0	0	0
3.04	Cost of sales	0	0	0
3.05	Gross profit	0	0	0
3.06	Operating Expenses/Income	958,979	1,519,105	1,496,791
3.06.01	Selling	0	0	(115)
3.06.02	General and administrative	(11,697)	(29,358)	(13,581)
3.06.02.01	Administrative	(3,212)	(1,814)	(4,704)
3.06.02.02	Management fees	(6,897)	(1,029)	(6,920)
3.06.02.03	Provisions for contingencies	(1,588)	(26,515)	(1,957)
3.06.03	Financial	(217,067)	(30,867)	(25,745)
3.06.03.01	Financial income	43,332	35,842	42,663
3.06.03.02	Financial expenses	(260,399)	(66,709)	(68,408)
3.06.04	Other operating income	259,408	413	204,859
3.06.05	Other operating expenses	(136,804)	(86,088)	(130,965)
3.06.05.01	Goodwill amortization	(84,841)	(84,738)	(84,815)
3.06.05.02	Other operating expenses	(51,963)	(1,350)	(46,150)
3.06.06	Equity in the results of subsidiaries	1,065,139	1,665,005	1,462,338
3.07	Operating income	958,979	1,519,105	1,496,791
3.08	Non-operating income (expense)	(1,359)	(215,513)	0
3.08.01	Income	0	0	0
3.08.02	Expenses	(1,359)	(215,513)	0
3.09	Income before taxes/profit sharing	957,620	1,303,592	1,496,791
3.10	Income and social contribution taxes	0	1,216	0
3.11	Deferred income taxes	208,602	99,198	20,441
3.12	Statutory profit sharing/contributions	(4,689)	7,564	(6,919)
3.12.01	Profit sharing	(4,689)	7,564	(6,919)
3.12.01.01	Employees	0	0	0
3.12.01.02	Management	(4,689)	7,564	(6,919)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0
3.15	Income/Loss for the period	1,161,533	1,411,570	1,510,313
	SHARES OUTSTANDING EX-TREASURY SHARES (in thousands)	54,627,407	37,912,634	38,258,067
	EARNINGS PER SHARE	0.02126	0.03723	0.03948
	LOSS PER SHARE

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2004 to 12/31/2004	4 - 01/01/2003 to 12/31/2003	5 - 01/01/2002 to 12/31/2002
4.01	Financial resources were provided by	15,567,160	1,409,823	1,448,504
4.01.01	Operations	1,105,558	1,332,008	1,334,663
4.01.01.01	Profit/Loss for the Year	1,161,533	1,411,570	1,510,313
4.01.01.02	Amounts not affecting working capital	(55,975)	(79,562)	(175,650)
4.01.01.02.01	Interest in subsidiaries	(1,065,139)	(1,665,005)	(1,462,338)
4.01.01.02.02	Provision for losses on investees net liabilities	0	0	(147,570)
4.01.01.02.03	Residual value of disposed investment	0	0	88,322
4.01.01.02.04	Tax, labor contingencies and other	3,212	26,515	1,957
4.01.01.02.05	Interest and changes on provision for contingencies	0	0	0
4.01.01.02.06	Deferred income and social contribution taxes	(208,603)	(99,198)	(20,441)
4.01.01.02.07	Realized goodwill and negative goodwill	84,841	84,738	69,894
4.01.01.02.08	Dividends from subsidiary	1,389,121	1,386,029	44,346
4.01.01.02.09	Gain (Loss) of interest in subsidiary	0	215,443	0
4.01.01.02.10	Net working capital reduction from consolidation of subsidiary	0	0	0
4.01.01.02.11	Interest and charges on stock ownership plan	0	(28,084)	(88,095)
4.01.01.02.12	Capital refund by the subsidiary	0	0	1,338,275
4.01.01.02.13	Exchange variation on investments	(259,407)	0	0
4.01.02	Shareholders	14,461,602	77,815	113,681
4.01.02.01	Capital increase	14,459,021	77,815	101,956
4.01.02.02	Premium on the placement of options to repurchase shares	2,581	0	11,725
4.01.03	Third-parties	0	0	160
4.01.03.01	Income tax incentives	0	0	160
4.01.03.02	Advances to employees for purchase of shares	0	0	0
4.02	Financial resources were used for	17,425,457	2,537,097	1,316,489
4.02.01	Compulsory and judicial deposits and investment in tax incentives	1,038	2,256	3,709
4.02.02	Advances to employees for purchase of shares	(19,189)	8,529	2,797
4.02.03	Other taxes to recover	7,049	0	0
4.02.04	Provision for contingencies	9,106	0	0
4.02.05	Investments, including goodwill and negative goodwill	14,492,081	1,212,248	444,464
4.02.06	Investments capital refund	0	0	0
4.02.07	Share repurchase	1,609,611	310,020	354,648
4.02.08	Proposed dividends	1,325,761	998,324	502,329
4.02.09	Other	0	5,720	8,542
4.03	Increase/decrease in the working capital	(1,858,297)	(1,127,274)	132,015
4.04	Changes in current assets	714,193	15,601	(165,414)
4.04.01	Current assets at the beginning of the year	69,326	53,725	219,139
4.04.02	Current assets at the end of the year	783,519	69,326	53,725
4.05	Changes in current liabilities	2,572,490	1,142,875	(297,429)
4.05.01	Current liabilities at the beginning of the year	1,835,163	692,288	989,717
4.05.02	Current liabilities at the end of the year	4,407,653	1,835,163	692,288

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY
5.01	Beginning balance	3,124,059	16,592	0	1,272,556	0	4,413,207
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in stock capital	1,618,745	12,840,276	0	0	0	14,459,021
5.03.01	Share ownership plan	17,997	0	0	0	0	17,997
5.03.02	Incorporation of subsidiary	1,600,748	12,840,276	0	0	0	14,441,024
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Repurchase of own shares for treasury	0	(710,114)	0	(899,497)	0	(1,609,611)
5.06	Profit/loss for the year	0	0	0	0	1,161,533	1,161,533
5.07	Appropriation of net income	0	0	0	(164,228)	(1,162,921)	(1,327,149)
5.07.01	Interim dividends	0	0	0	0	(344,458)	(344,458)
5.07.02	Supplementary dividends	0	0	0	0	(982,691)	(982,691)
5.07.03	Investment reserve	0	0	0	(164,228)	164,228	0
5.08	Other	0	2,581	0	0	1,388	3,969
5.08.01	Transfer	0	0	0	0	0	0
5.08.02	Premium on placement of option to repurchase shares	0	2,581	0	0	0	2,581
5.08.03	Dividends and interest attributed to shareholders’ equity prescribed	0	0	0	0	1,388	1,388
5.09	Ending balance	4,742,804	12,149,335	0	208,831	0	17,100,970

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY
5.01	Beginning balance	3,046,244	16,592	0	1,169,330	0	4,232,166
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in capital stock	77,815	0	0	0	0	77,815
5.03.01	Capitalization of advances for future capital increase related to stock ownership plan	77,347	(77,347)	0	0	0	0
5.03.02	By bonus subscription	468	0	0	0	0	468
5.03.03	Advances for futures capital increase related to stock ownership plan	0	77,347	0	0	0	77,347
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Repurchase of own shares for treasury	0	0	0	(310,020)	0	(310,020)
5.06	Profit/loss for the year	0	0	0	0	1,411,570	1,411,570
5.07	Appropriation on net income	0	0	0	413,246	(1,411,570)	(998,324)
5.07.01	Legal reserve	0	0	0	70,579	(70,579)	0
5.07.02	Interim dividends	0	0	0	0	(717,748)	(717,748)
5.07.03	Supplementary dividends	0	0	0	0	(280,576)	(280,576)
5.07.04	Investment reserve	0	0	0	342,667	(342,667)	0
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	3,124,059	16,592	0	1,272,556	0	4,413,207

05.03 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2002 TO 12/31/2002 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY
5.01	Beginning balance	2,944,288	4,867	0	572,293	0	3,521,448
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in capital stock	101,956	0	0	0	0	101,956
5.03.01	Stock ownership plan	101,956	0	0	0	0	101,956
5.04	Realization of reserves	0	11,725	0	(52,561)	52,561	11,725
5.04.01	Gain on the transfer of treasury shares	0	11,725	0	0	0	11,725
5.04.02	Realization of investment reserve	0	0	0	(52,561)	52,561	0
5.05	Repurchase of own shares for treasury	0	0	0	(354,648)	0	(354,648)
5.06	Profit/loss for the year	0	0	0	0	1,510,313	1,510,313
5.07	Appropriation on net income	0	0	0	1,004,246	(1,506,575)	(502,329)
5.07.01	Legal reserve	0	0	0	75,516	(75,516)	0
5.07.02	Interim dividends	0	0	0	0	(160,883)	(160,883)
5.07.03	Supplementary dividends	0	0	0	0	(341,446)	(341,446)
5.07.04	Statutory reserves	0	0	0	928,730	(928,730)	0
5.08	Other	0	0	0	0	(56,299)	(56,299)
5.08.01	First adoption of NPC 26 by subsidiary	0	0	0	0	(56,299)	(56,299)
5.09	Ending balance	3,046,244	16,592	0	1,169,330	0	4,232,166

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2004	4 – 12/31/2003	5 – 12/31/2002
1	Total assets	33,016,564	14,830,119	12,381,406
1.01	Current assets	5,379,691	5,500,473	5,571,333
1.01.01	Available funds	1,290,952	1,196,103	1,131,561
1.01.01.01	Cash and cash equivalents	1,290,952	1,196,103	1,131,561
1.01.02	Credits	2,228,817	3,093,826	3,462,575
1.01.02.01	Short-term investments	214,498	1,338,062	2,158,448
1.01.02.02	Unrealized gain on derivatives	0	258,721	214,880
1.01.02.03	Trade accounts receivable	1,360,026	725,716	678,991
1.01.02.04	Recoverable taxes	654,293	771,327	410,256
1.01.03	Inventories	1,380,961	954,611	837,430
1.01.04	Other	478,961	255,933	139,767
1.01.04.01	Other assets	478,961	255,933	139,767
1.02	Long-term receivables	3,606,454	3,192,640	2,705,936
1.02.01	Sundry credits	2,810,874	2,432,434	2,140,063
1.02.01.01	Compulsory and judicial deposits and tax incentives	419,120	365,933	256,931
1.02.01.02	Advances to employees for purchase of shares	175,181	234,677	324,784
1.02.01.03	Deferred income and social contribution taxes	2,216,573	1,831,824	1,558,348
1.02.02	Accounts receivable from related parties	0	0	0
1.02.02.01	Associated companies	0	0	0
1.02.02.02	Subsidiaries	0	0	0
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	795,580	760,206	565,873
1.02.03.01	Property, plant, equipment for sale	113,849	144,079	121,549
1.02.03.02	Other assets	681,731	616,127	444,324
1.03	Permanent assets	24,030,419	6,137,006	4,104,137
1.03.01	Investments	18,204,609	1,711,374	637,323
1.03.01.01	Interest in associated companies	(12,331)	0	0
1.03.01.02	Interest in subsidiaries	18,170,411	1,687,297	626,894
1.03.01.02.01	Goodwill/Negative goodwill (net)	18,170,411	1,687,297	626,894
1.03.01.03	Other investments	46,529	24,077	10,429
1.03.02	Property, plant and equipment	5,531,665	4,166,305	3,330,625
1.03.03	Deferred charges	294,145	259,327	136,189

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2004	4 – 12/31/2003	5 – 12/31/2002
2	Total liabilities	33,016,564	14,830,119	12,381,406
2.01	Current liabilities	8,771,685	4,719,996	2,833,592
2.01.01	Loans and financings	3,443,124	1,976,059	607,378
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	1,047,650	800,483	789,089
2.01.04	Taxes, charges and contributions	1,633,874	1,301,346	693,795
2.01.04.01	Income tax and social contribution	650,612	543,091	74,380
2.01.04.02	Other taxes and contributions to collect	983,262	758,255	619,415
2.01.05	Dividends payable	998,874	293,851	345,709
2.01.05.01	Dividends payable	439,947	68,244	345,709
2.01.05.02	Provision for interest attributed to shareholders’ equity	558,927	225,607	0
2.01.06	Provisions	0	0	0
2.01.07	Payable to related parties	1,169	799	76,762
2.01.08	Other	1,646,994	347,458	320,859
2.01.08.01	Payroll, profit sharing and related charges	251,986	94,108	59,682
2.01.08.02	Losses on unrealized derivatives	409,134	11,691	3,663
2.01.08.03	Other liabilities	985,874	241,659	257,514
2.02	Long-term liabilities	7,050,556	5,605,472	5,339,024
2.02.01	Loans and financings	4,367,598	4,004,335	3,879,279
2.02.02	Debentures	0	0	0
2.02.03	Provisions	1,470,951	1,232,875	989,257
2.02.03.01	For contingencies	1,470,951	1,232,875	989,257
2.02.04	Payable to related parties	0	0	0
2.02.05	Other	1,212,007	368,262	470,488
2.02.05.01	Sales tax deferrals	275,695	235,188	306,892
2.02.05.02	Other Liabilities	936,312	133,074	163,596
2.03	Deferred Income	0	0	0
2.04	Minority interest	198,344	196,434	79,143
2.05	Shareholders' equity	16,995,979	4,308,217	4,129,647
2.05.01	Paid-in capital	4,742,804	3,124,059	3,046,244
2.05.02	Capital reserves	12,149,335	16,592	16,592
2.05.02.01	Advances for future capital increase	0	0	0
2.05.02.02	Premium on the placement of options to repurchase own shares	7,448	4,867	4,867
2.05.02.03	Goodwill in share subscription	12,141,887	11,725	11,725
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Profit reserves	103,840	1,167,566	1,066,811
2.05.04.01	Legal	208,831	208,831	138,253
2.05.04.02	Statutory	224,992	1,271,399	75,516
2.05.04.02.01	For investments	224,992	1,271,399	75,516
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Profit retention	0	25,875	1,033,588
2.05.04.05.01	Future capital increase	0	25,875	1,033,588
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	(329,983)	(338,539)	(180,546)
2.05.04.07.01	Treasury Shares	(329,983)	(338,539)	(180,546)
2.05.05	Accumulated Profit/Loss	0	0	0

07.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2004 to 12/31/2004	4 - 01/01/2003 to 12/31/2003	5 - 01/01/2002 to 12/31/2002
3.01	Gross sales and/or services	23,297,637	17,143,459	14,279,868
3.02	Gross sales deductions	(11,290,825)	(8,459,692)	(6,954,566)
3.03	Net sales and/or services	12,006,812	8,683,767	7,325,302
3.04	Cost of sales	(4,780,527)	(4,044,179)	(3,341,679)
3.05	Gross profit	7,226,285	4,639,588	3,983,623
3.06	Operating Expenses/Income	(5,062,989)	(2,674,726)	(2,604,116)
3.06.01	Selling	(2,451,813)	(1,495,673)	(1,224,651)
3.06.01.01	Commercial	(1,582,845)	(847,094)	(687,238)
3.06.01.02	Direct distribution	(868,968)	(648,579)	(537,413)
3.06.02	General and administrative	(1,419,652)	(1,025,794)	(831,810)
3.06.02.01	Administrative	(590,723)	(411,951)	(350,502)
3.06.02.02	Management fees	(27,202)	(5,910)	(23,028)
3.06.02.03	Depreciations, amortizations and depletions	(541,561)	(419,987)	(334,566)
3.06.02.04	Provisions for contingencies	(260,166)	(187,946)	(123,714)
3.06.03	Financial	(776,327)	93,111	(747,086)
3.06.03.01	Financial income	339,203	601,825	2,530,257
3.06.03.02	Financial expenses	(1,115,530)	(508,714)	(3,277,343)
3.06.04	Other operating income	507,629	240,575	368,207
3.06.05	Other operating expenses	(928,470)	(480,701)	(168,776)
3.06.06	Equity in earnings (losses) of subsidiaries	5,644	(6,244)	0
3.07	Operating income	2,163,296	1,964,862	1,379,507
3.08	Non-operating results	(333,842)	(100,664)	(72,148)
3.08.01	Income	75,844	18,380	35,826
3.08.02	Expenses	(409,686)	(119,044)	(107,974)
3.09	Income before taxes/profit sharing	1,829,454	1,864,198	1,307,359
3.10	Income tax and social contribution	(740,544)	(624,437)	(123,320)
3.11	Deferred income taxes	228,802	198,347	403,960
3.12	Statutory profit sharing/contributions	(152,409)	(23,673)	(125,039)
3.12.01	Profit sharing	(152,409)	(23,673)	(112,264)
3.12.01.01	Employees	(129,537)	(28,572)	(89,568)
3.12.01.02	Management	(22,872)	4,899	(22,696)
3.12.02	Contributions	0	0	(12,775)
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0
3.14	Minority interests	(3,770)	(2,865)	47,353
3.15	Income/Loss for the period	1,161,533	1,411,570	1,510,313
	SHARES OUTSTANDING EX-TREASURY SHARES (in thousands)	54,627,407	37,912,634	38,258,067
	EARNINGS PER SHARE	0.02126	0.03723	0.03948
	LOSS PER SHARE

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 01/01/2004 to 12/31/2004	4 - 01/01/2003 to 12/31/2003	5 - 01/01/2002 to 12/31/2002
4.01	Financial resources were provided by	3,516,705	3,031,840	3,145,935
4.01.01	Operations	3,209,761	2,460,935	2,846,321
4.01.01.01	Profit/Loss for the Year	1,161,533	1,411,570	1,510,313
4.01.01.02	Amounts not affecting working capital	2,048,228	1,049,365	1,336,008
4.01.01.02.01	Depreciation and amortization	922,229	766,338	659,506
4.01.01.02.02	Residual value of property, plant and equipment sold	168,741	73,775	159,819
4.01.01.02.03	Tax, labor contingencies and other	260,166	187,946	123,714
4.01.01.02.04	Interest charges on provision for contingencies	49,838	59,776	32,908
4.01.01.02.05	Deferred income tax and social contribution	(228,802)	(198,347)	(403,960)
4.01.01.02.06	Exchange variation and interest on long term debt	278,026	(496,593)	867,342
4.01.01.02.07	Realized goodwill and negative goodwill	803,619	252,394	90,463
4.01.01.02.08	Profit (loss) interest in subsidiaries	80,764	33,262	0
4.01.01.02.09	Interest of minority shareholders	3,770	2,865	(47,353)
4.01.01.02.10	Exchange rate fluctuation with no impact on working capital	(213,880)	367,289	(155,817)
4.01.01.02.11	Interest and changes on stock ownership plan	(41,916)	(47,685)	(88,095)
4.01.01.02.12	Provisions for inventory loss and permanent asset	(6,757)	58,673	97,481
4.01.01.02.13	Equity in (earnings) losses of affiliates	(5,644)	6,244	0
4.01.01.02.14	Negative goodwill on debt liquidation	(21,926)	(16,572)	0
4.01.02	Of Shareholders	20,578	82,579	101,956
4.01.02.01	Capital increase	17,997	77,815	101,956
4.01.02.02	Premium on the placement of options to repurchase shares	2,581	0	0
4.01.02.03	Change in the capital of minority shareholders	0	4,764	0
4.01.03	Of Third-parties	286,366	488,326	197,658
4.01.03.01	Accounts receivable from associated companies	0	0	35,075
4.01.03.02	Advances to employees for purchase of shares	101,191	91,291	0
4.01.03.03	Other accounts receivable	0	44,055	0
4.01.03.04	Financings	0	295,730	162,583
4.01.03.05	Sales tax deferrals	167,941	57,250	0
4.01.03.06	Other	17,234	0	0
4.02	Financial resources were used for	7,689,174	4,989,104	1,681,135
4.02.01	Compulsory and judicial deposits and investment in tax incentives	52,665	83,955	51,317
4.02.02	Advances to employees for purchase of shares	0	0	21,441
4.02.03	Accounts receivable from associated companies	5,961	14,514	0
4.02.04	Other taxes to recover	20,763	11,484	5,994
4.02.05	Properties for sale and other	0	0	4,250
4.02.06	Investments, including goodwill and negative goodwill	345,959	2,100,580	107,659
4.02.07	Property, plant and equipment	1,267,246	862,224	544,699
4.02.08	Deferred charges	101,935	91,238	45,533
4.02.09	Share repurchase	1,609,611	311,868	337,075
4.02.10	Proposed dividends	1,394,100	1,003,904	502,329
4.02.11	Other accounts receivable/payable	71,812	107,905	28,232
4.02.12	Provision for contingencies	86,667	123,846	32,606
4.02.13	Change in the capital of minority shareholders	31,945	0	0
4.02.14	Working capital of incorporated subsidiary	114,797	0	0
4.02.15	Working capital of acquired company	0	277,586	0
4.02.16	Sales tax deferrals	0	0	0
4.02.17	Financings	2,585,713	0	0
4.02.18	Sales tax deferrals	0	0	0
4.03	Increase/decrease in the working capital	(4,172,469)	(1,957,264)	1,464,800
4.04	Changes in current assets	(120,780)	(70,860)	886,389
4.04.01	Current assets at the beginning of the year	5,500,473	5,571,333	4,684,944
4.04.02	Current assets at the end of the year	5,379,693	5,500,473	5,571,333
4.05	Changes in current liabilities	4,051,689	1,886,404	(578,411)
4.05.01	Current liabilities at the beginning of the year	4,719,996	2,833,592	3,412,003
4.05.02	Current liabilities at the end of the year	8,771,685	4,719,996	2,833,592

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2004 Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2     COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV     02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Management and Shareholders of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have audited the accompanying individual (Company) and consolidated balance sheets of Companhia de Bebidas das Américas – AmBev and subsidiaries as of December 31, 2004, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The financial statements for the year ended December 31, 2004 of: (a) the subsidiary Labatt Brewing Company Limited, whose shareholders’ deficit totals R$ 1,848 million, total assets of R$ 2,835 million, equivalent to 8.59% of the Company’s total consolidated assets, net revenue of R$ 1,559 million, equivalent to 13% of consolidated net sales revenue and net income of R$ 54 million, equivalent to 4.65% of the Company’s net income; and (b) the jointly-owned subsidiary Quilmes Industrial S.A., the net investment amounting to R$ 721 million, total assets of R$ 1,799 million, equivalent to 5.45% of the Company’s total consolidated assets, net revenue of R$ 1,153 million, equivalent to 9.60% of consolidated net sales revenue and net income is R$ 86 million, equivalent to 7.41% of the Company’s net income, were audited by other independent auditors and, our opinion, insofar as it relates to the amounts included for these investments, assets and liabilities of these subsidiaries and their results of operations, is based solely on the report of other auditors.

2.

Our audit was conducted in accordance with auditing standards in Brazil and comprises: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Companhia de Bebidas das Américas – AmBev and its subsidiaries as of December 31, 2004, and the results of their operations, the changes in shareholders’ equity, and the changes in their financial positions for the year then ended in conformity with accounting practices adopted in Brazil.

4.

The individual (Company) and consolidated balance sheets of Companhia de Bebidas das Américas – AmBev and subsidiaries, and the related statements of income, changes in shareholders’ equity, and changes in financial position, and the consolidated statement of cash flows for the year ended December 31, 2003, presented for comparative purposes, were audited by other independent auditors, who issued an unqualified opinion thereon, dated February 12, 2004 and March 1, 2004, regarding the matter discussed in Note 21.

5.

As mentioned in Note 1(b), at the Extraordinary Shareholders’ Meeting on August 27, 2004, the Company’s shareholders approved the closing of the operations with InBev S.A. (formerly Interbrew S.A), announced on March 3, 2004. The transaction between the two companies resulted, among others, in the merger of Labatt Brewing Canadá Holding Ltd, wholly-owned subsidiary of InBev S.A, into the Company.

6.

The objective of our audit was to express an opinion on the financial statements referred to in paragraph 1 taken as a whole. The consolidated statement of cash flows is presented for purposes of additional analysis of the Company and its subsidiaries and is not a required part of the basic financial statements, prepared in accordance with accounting practices adopted in Brazil. The consolidated statement of cash flows, prepared under the responsibility of the Company’s management, has been subjected to the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

7.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 14, 2005

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2004 Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2     COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV     02.808.708/0001-07

10.01 – MESSAGE FOR THE SHAREHOLDERS

THE REAL AMERICAN BEVERAGE COMPANY

In 2004, we consolidated our position as the Real American Beverage Company, with operations in the three regions of the continent extending from Patagonia to Alaska. We maintained a dynamic and expanding presence in the distribution and marketing of beer in each one of the countries in which we operate. We are the leader in the beer markets in Brazil, Canada, Argentina, Bolivia, Uruguay and Paraguay. We fulfilled the promise inherent in our name and the ambitious strategic goal established when Brazil’s Brahma and Antarctica brewer-soft drink companies merged to form AmBev just five years previously. At the end of 2004, AmBev was poised for further growth after delivering 22% EBITDA real organic growth. We demonstrated during the year that our company has the people, processes and results-driven culture to be successful not only in our home market of Brazil but also beyond its borders. We have developed effective ways to replicate the best methods and practices that have worked so well for us in Brazil throughout the expanding AmBev network of bottling plants, distribution systems and beverages businesses around the Americas. This has involved a company-wide effort to ensure that we have the best people and policies in place in each one of our operations, enabling us to compete for market leadership in every segment and in every country we choose to enter.

The bottom line is that the new, enlarged AmBev is the second-largest brewer in the Americas in terms of volumes and cash generation. Excellence in operations, the best execution in the industry, strong brands and strict financial discipline were among the factors that allowed AmBev to engineer a consistent recovery of beer market share in Brazil, grow our Brazilian soft drink and non-alcoholic businesses and raise or maintain share in each one of the Hispanic Latin American markets where we do business. Along with overall market share increases, sales volumes, margins and profits were higher, in some cases spectacularly so, in all of the countries in which we operate. Of special importance was the performance of our strategic partner, Quinsa, which again delivered outstanding growth for us in the Southern Cone region of South America.

But 2004 was particularly notable for us as the year we established, as of August 27, 2004, a major foothold in North America. AmBev and Belgium’s Interbrew (now InBev) concluded a business combination that included the merger of Labatt Brewing Company Limited, a leading brewer in Canada, as a wholly owned AmBev franchise. The combination with Interbrew has led us into an exceedingly valuable global alliance with a top world player and given us a great platform for exporting to the U.S. and other international destinations, while the incorporation of Labatt provided us a 41% volume share of the Canadian beer market. We are very enthusiastic about our prospects in North America and are working towards catalyzing the exchange of best practices between Labatt and AmBev. We are focusing on moving up the learning curve to develop a winning strategy for this important new AmBev operation.

The business combination with Interbrew and the incorporation of Labatt also led to an upgrade of AmBev’s foreign corporate credit rating to Investment Grade level, the first Brazilian company to achieve such status. In December, Standard & Poor’s Ratings Services raised Ambev’s corporate credit rating to “BBB-” from “BB-” and also raised the local currency corporate credit rating to “BBB” from “BBB-”, reflecting the improvement in our business and financial profiles after the Labatt merger and Interbrew combination were concluded. As a result, we will have improved access to less expensive financing.

Such recognition comes as no surprise to us. Everyone at AmBev is working on delivering long-term, sustainable results as a part of our performance-driven culture and the drive and leadership quality of our people. It should also be noted that although we are now concentrating on improving our existing operations around the hemisphere, we will continue to evaluate new opportunities in markets and countries where we are not yet present.

As our company’s reach in recent years has quickly radiated outwards from Brazil through a combination of alliances, greenfield projects and acquisitions, we decided in 2004 to put a new management structure in place to fully benefit from the new opportunities that will be emerging. Consequently, during the year we designated one general manager for each of the new business units: Brazil, Hispanic Latin America (which we now call “HILA”) and North America. The restructuring will substantially enhance our ability to efficiently manage our businesses across borders and continents.

AmBev is a company that challenges itself every day. We have an unquenchable thirst for growth and we dream what seem to be impossible dreams – and then our unbeatable and highly motivated team rolls up its sleeves and works harder than anybody else in the industry to make them come true. We became the real American beverage company in less than five years by setting very high goals and then systematically surpassing them: we expect nothing less from the future as we strive to achieve increasingly “impossible” margins and add economic value for shareholders. Around here, that’s simply the norm!

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2004 Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2     COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV     02.808.708/0001-07

11.01 – MANAGEMENT REPORT

Overview of Companhia de Bebidas das Américas – AmBev

With operations in 13 countries of the Americas, AmBev is the world’s fifth largest brewer and the largest brewer in the Latin America. On August 27, 2004 AmBev concluded a strategic alliance with the Belgian brewer Interbrew (now InBev); as part of the transaction, Labatt Brewing Company Limited (Labatt), the largest brewer in Canada, was incorporated into AmBev.

AmBev’s operations, comprised of the production and trading of beer, draft beer, soft drinks, other non-alcoholic beverages and malt, are divided into three business segments:

  Brazil operations, consisting of Beer Brazil, carbonated soft drinks (CSD) and non-alcoholic, non-carbonated (Nanc) segments and Others;

  Hispanic Latin America (HILA), corresponding to the current AmBev’s stake of 54.8% in Quinsa (Argentina, Bolivia, Chile, Paraguay and Uruguay), as well as the Company’s other operations in the Latin America (Ecuador, Guatemala, Nicaragua, Peru, Dominican Republic and Venezuela); and

  North America, which corresponds to Labatt’s operations, including domestic sales in Canada and exports to the USA.

Major AmBev brands include Skol (the third most consumed beer in the world), Brahma, Antarctica, Bohemia, Original, Quilmes, Labatt Blue, Brahva and Guaraná Antarctica. In addition, AmBev is PepsiCo’s largest bottling company outside of the USA. By means of a franchising agreement, the Company sells and distributes Pepsi products in Brazil and in other Latin America countries, including Pepsi, Lipton Ice Tea and the isotonic Gatorade.

In December 2004, Standard and Poor’s raised the Company’s risk rating denominated in foreign currency from BB- to BBB-, three levels above the Brazilian government’s sovereign risk and it is the first Brazilian company to obtain the Investment Grade status.

Financial highlights 2004

The following financial and operational information, unless otherwise stated, is shown on a consolidated basis and in millions of Reais, pursuant to the Brazilian Corporate Law; comparisons refer to 2003.

  AmBev’s consolidated EBITDA reached R$4,537.2 million in the year, growing 47.7%. EBITDA organic growth was 22.2%.

  In December, AmBev reached 68.1% of beer market share in Brazil, according to ACNielsen. The volume of Beer Brazil segment grew 4.6%, and the revenue per hectoliter reached R$119.6.

  EBITDA margin of the CSD & Nanc segment reached 29.3%, increasing 1,080 basis points and defining a new benchmark for the industry. The EBITDA recorded for the segment was R$429.1 million, 74.5% above 2003.

  HILA Division posted an EBITDA of R$551.7 million, reflecting a solid growth of Quinsa and other AmBev’s operations in Northern Latin America. Highlights included the turnaround in Venezuela and the launching of Brahma in Ecuador.

  Labatt, whose results were consolidated as of August 27, 2004, contributed with an EBITDA of R$584.3 million, in line with pre-alliance prospects.

Consolidated Financial Highlights

	2004	2003	% Change

	(in millions of R$, except quantities of volumes, percentages and amounts per share)

Sales Volume (000 hl) (1)	98,272	84,310	16.6%
Net Revenues per hectoliter - R$/hl	122.2	103.0	18.6%

Net Revenues	12,006.8	8,683.8	38.3%

Gross Profit	7,226.3	4,639.6	55.8%
Gross Margin (%)	60.2%	53.4%

EBIT	3,615.0	2,306.1	56.8%
EBIT Margin (%)	30.1%	26.6%

EBITDA	4,537.2	3,072.4	47.7%
EBITDA Margin (%)	37.8%	35.4%

Net Income	1,161.5	1,411.6	-17.7%
EPS - R$/000 shares (2)	21.26	37.23	-42.9%

(1)	Sales volumes include beer and CSD & Nanc. Consolidation of Quinsa's volume made by means of the Company's proportional share in each quarter.
(2)	Calculated based on the number of outstanding shares, excluding treasury shares, at the end of each year.
Note: values may not add up due to rounding.

Financial Highlights by Business Segment

The table below shows the consolidated financial highlights per business segment. The results presented refer to the 12 month-periods ended on December 31, 2004 and 2003.

Financial Highlights by Business Segment

	2004			2003

	Brazil	HILA	North Am.(2)	Brazil	HILA	North Am.

Sales Volume (000 hl) (1)	76,885	17,765	3,622	74,058	10,252	n.a.
Net Revenues per hectoliter - R$/hl	110.9	108.2	430.3	103.1	102.0	n.a.

Net Revenues	8,525.9	1,922.1	1,558.8	7,637.7	1,046.1	n.a.
Costs of goods sold	(3,368.6)	(909.5)	(502.4)	(3,509.4)	(534.7)	n.a.
Gross Profit	5,157.3	1,012.5	1,056.4	4,128.3	511.3	n.a.
Gross Margin (%)	60.5%	52.7%	67.8%	54.1%	48.9%	n.a.
Sales, general and administrative expenses	(2,416.8)	(638.4)	(556.1)	(1,957.5)	(376.0)	n.a.
EBIT	2,740.5	374.1	500.3	2,170.7	135.3	n.a.
EBIT Margin (%)	32.1%	19.5%	32.1%	28.4%	12.9%	n.a.

Total depreciation	660.8	177.5	83.9	644.8	121.5	n.a.
EBITDA	3,401.3	551.7	584.3	2,815.6	256.8	n.a.
EBITDA Margin (%)	39.9%	28.7%	37.5%	36.9%	24.6%	n.a.

(1)	- Sales volumes include beer and CSD & Nanc. Consolidation of Quinsa's volumes made by means of the Company's propotional share in each quarter.
(2)	North America's results refer to aprox. 4 months of consolidation
Note: values may not add up due to rounding.

Brazil Operations

	2004			2003

	Beer	CSD & Nanc	Other	Beer	CSD & Nanc	Other

Sales Volume (000 hl)	57,777	19,108	NA	55,260	18,798	NA
Net Revenues per hl - R$/hl	119.6	76.6	NA	110.7	70.9	NA

Net Revenues	6,907.4	1,462.8	155.8	6,114.6	1,332.1	190.9
Cost of goods sold	(2,467.0)	(820.5)	(81.1)	(2,503.6)	(887.3)	(118.6)
Gross Profit	4,440.3	642.2	74.7	3,611.0	444.9	72.3
Gross Margin (%)	64.3%	43.9%	48.0%	59.1%	33.4%	37.9%

0Sales, general and administrative expenses	(2,058.0)	(355.8)	(2.9)	(1,624.1)	(330.8)	(2.6)
EBIT	2,382.3	286.4	71.8	1,987.0	114.0	69.7
EBIT Margin (%)	34.5%	19.6%	46.1%	32.5%	8.6%	36.5%

Total depreciation	518.1	142.7	-	513.0	131.8	-
EBITDA	2,900.4	429.1	71.8	2,500.0	245.9	69.7
EBITDA Margin (%)	42.0%	29.3%	46.1%	40.9%	18.5%	36.5%

Note: values may not add up due to rounding.

Analysis of the Financial Performance in 2004

Net Revenues

Net revenues increased 38.3% in 2004, reaching R$12,006.8 million. The positive result shown was a result of an organic growth of 12.0% and a contribution of R$2,278.7 million of new investments made during 2004. The table below illustrates the contribution of each business unit to AmBev’s consolidated net revenues.

Net Revenues
	2004		2003

	R$ millions	Share%	R$ millions	Share%
Brazil Operations	8,525.9	71.0%	7,637.7	88.0%
Beer Brazil	6,907.4	57.5%	6,114.6	70.4%
CSD & Nanc Brazil	1,462.8	12.2%	1,332.1	15.3%
Other Brazil	155.8	1.3%	190.9	2.2%
HILA	1,922.1	16.0%	1,046.1	12.0%
Quinsa	1,153.0	9.6%	773.7	8.9%
Non-Quinsa	769.1	6.4%	272.4	3.1%
North America	1,558.8	13.0%	-	-

Consolidated	12,006.8	100.0%	8,683.8	100.0%

Brazil

Net revenues generated by AmBev’s main business unit represented by our beer, CSD & Nanc beverages operations in Brazil, grew 11.6%, reaching R$8,525.9 million. The performance of each operation is demonstrated below.

Beer

Net revenues from beer sales in Brazil climbed 13.0% in 2004, accumulating R$6.907,4 million. Major elements contributing to this growth were:

- A growth of 4.6% in sales volume reflecting (i) the successful recovery of market share during 2004 (Dec/04: 68.1% x Dec/03:63.2%) and (ii) the market growth estimated by ACNielsen at 1.8%.

- A growth of 8.0% revenues per hectoliter, which reached R$119.6. This increase was a result of (i) general price repositioning carried out in June and July 2003, (ii) punctual price adjustments implemented during 2004 and (iii) greater contribution in the sales mix from our direct sale operation (2004: 40.7%%; 2003: 32.4%).

CSD & Non-Alcoholic and Non-Carbonated Beverages (Nanc)

Net revenues generated by CSD & Nanc segment in 2004 grew 9.8%, reaching R$1.462,8 million. The main elements contributing to this growth were:

- A growth of 4.4% in CSD volume, offsetting a decrease in the non-carbonated volumes as a result of AmBev’s to discontinue the non-profitable mineral water operation in various regions of Brazil. The consolidated CSD & Nanc volume grew 1.6% in 2004. According to ACNielsen, the Company’s market share exhibited a variation between 16% and 17%, ending the year at 17.2%

- An increase of 8.0% of revenues per hectoliter, reaching R$76.6. This increase was a result (i) of price repositioning implemented during 2004 and (ii) a disciplined focus on packages and brands of greater profitability.

Other Operations

Byproducts sale in Brazil, designated as “Other Operations”, showed a reduction of 18.4% in revenues, accumulating R$155.8 million.

Hispanic Latin America (HILA)

AmBev’s operations in Latin America recorded a significant increase in revenues of 83.7% in 2004, reaching R$1.922,1 million. A more detailed analysis of this performance is shown below.

Quinsa

AmBev’s stake in Quinsa, the largest brewer in the Southern Cone, contributed with R$1,153.0 million to the net revenues consolidated by Ambev, representing a growth of 49.0%. Main elements contributing to these increased revenues were:

- A growth of beer and soft drinks volume of 18.3% and 23.1% respectively; the consolidated volume grew 19.7%. Highlights were beer operations in Bolivia, Paraguay and Uruguay, as well as soft drink operations in Argentina and Uruguay.

- A growth in US dollars of 9.7% in revenues per hectoliter, reaching US$34.5; a highlight was the price recovery process in Argentina after the impact of the economic crisis in 2001.

- Increase of AmBev’s stake in Quinsa’s capital (Dec/04: 54.8%; Dec/03: 49.7%).

Northern Latin America Operations

AmBev’s operation in Northern Latin America, represented by operations in Ecuador, Guatemala, Nicaragua, Peru, Dominican Republic and Venezuela, showed a significant increase in revenues in 2004 of 182.4%, accumulating R$769,1 million. The main elements that contributed to increase of revenues were:

- A growth of 43.9% in Venezuela volumes.

- Full first year of operation in Ecuador, Guatemala and Peru.

- Successful entrance into the Nicaragua market.

- Great success in the launching of Brahma in Ecuador, with a market share estimated at 17.9% in December 2004, the third month after the launch.

- Investment in Embotelladora Dominicana (Embodom) in February 2004; Embodom is the anchoring bottling company of Pepsi Cola in the Caribbean, and it is the No. 1 competitor in the Dominican Republic’s soft drinks market, with a 59.7% market share.

North America

AmBev’s operations in North America, represented by Labatt Brewing Company Limited (Labatt), contributed with R$1,558.8 million to the company’s consolidated revenues, which represents a result generated between August 27 and December 31, 2004. Labatt’s operational highlights for the months of September to December, not including the period between August 27 and 31, 2004, were:

- 3.02 million hectoliters of beer sold in the Canadian market, with revenues per hectoliter of CAD$208.1.

- Budweiser market share (sold under license by Labatt), the top brand in Canada, reached 12.3% in December 2004, according to Labatt’s estimates.

- 0.60 million hectoliters of beer exported to the United States, with revenues per hectoliter of CAD$61.7.

Cost of Goods Sold (COGS)

AmBev’s COGS in 2004 grew 18.2%, to R$4,780.5 million. The breakdown of the development of cost of goods sold for each business unit is shown as follows.

Brazil

The cost of goods sold in the Brazil business unit accumulated R$3,368.6 million, declining 4.0%.

Beer

The COGS for the beer sales operations in Brazil decreased 1.5%, reaching R$2,467.0 million. The COGS per hectoliter declined 5.8%, totaling R$42.7. The unit cost reduction was made possible by the following factors:

- A significant reduction of 12.4% in the effective exchange rate used by the company in the purchase of inputs that are sensitive to the US dollar fluctuation. The effective exchange rate in 2004 was R$2.94/US$, compared to R$3.35/US$ in 2003.

- A greater dilution of fixed costs, brought about through an increase of 4.6% in sales volume.

- Reduction in the adjunct prices of raw materials for the preparation of beer.

These factors offset the pressure on the operation’s packaging costs caused by high aluminum prices during 2004.

CSD & Nanc

The COGS for the CSD & Nanc segment in Brazil declined 7.5%, reaching R$820.5 million. The COGS per hectoliter decreased 9.0%, to R$42.9. The reduction in the unit cost was possible due to the following factors:

- A significant reduction, of 12.4% in the effective exchange rate used by the company in the purchase of its inputs sensitive to the US dollar fluctuation. The effective exchange rate in 2004 was R$2.94/US$, compared to R$3.35/US$ in 2003.

- The lower cost of sugar supply. The company benefited from lower market prices during the first half of 2004 and implemented timely hedging for its sugar exposure position in the second half of the year.

- An increased contribution of the PET 2L package to the sales mix; the production cost of this packaging is inferior to the average cost of the company’s mix. However, this effect is harmful to the profitability of the CSD & Nanc segment since the contribution margin of PET 2L is inferior to the average of the operation.

Other Operations

The sale of byproducts in Brazil, designated by “Other Operations”, showed a reduced COGS of 31.6%, accumulating R$81.1 million.

Hispanic Latin America (HILA)

The COGS of the HILA business unit increased 70.1%, reaching R$909.5 million. A more detailed analysis of the development of this cost is shown below.

Quinsa

The consolidation by AmBev of Quinsa’s COGS was R$510.3 million in 2004, representing an increase of 31.8%. The main effects explaining this increase are:

- The growth in US dollars of 14.9% of Quinsa’s COGS; the COGS per hectoliter decreased 4.0%, reaching US$15.3.

- AmBev’s increased stake in Quinsa (Dec/04: 54.8%; Dec/03: 49.7%).

Northern Latin America Operations

The COGS in AmBev’s operations in Northern Latin America rose 170.7%, reaching R$399.3 million. The main effect leading to this increase was the various investments made by AmBev during its expansion process. Between September 2003 and December 2004, AmBev started up operations in Ecuador, Guatemala, Nicaragua, Peru and the Dominican Republic. Simultaneously, AmBev’s operation in Venezuela posted significant growth of volume in 2004, of (+43.9%), also contributing to an increase in the cost of goods sold.

North America

Labatt’s cost of goods sold, during the period between August 27 and December 31, 2004, was R$502.4 million.

Gross Profit

In 2004, AmBev’s total gross profit was R$7,226.3 million, representing an increase of 55.8%. This positive result was a consequence of organic growth of 37.9% and a contribution of R$1,423.4 million of new investments made during 2004. The table below illustrates the contribution of each business unit to AmBev’s consolidated gross profit.

Gross Profit
	2004			2003

	R$ millions	Share %	Margin	R$ millions	Share %	Margin
Brazil Operations	5,157.3	71.4%	60.5%	4,128.3	89.0%	54.1%
Beer Brazil	4,440.3	61.4%	64.3%	3,611.0	77.8%	59.1%
CSD & Nanc Brazil	642.2	8.9%	43.9%	444.9	9.6%	33.4%
Other Brazil	74.7	1.0%	48.0%	72.3	1.6%	37.9%
HILA	1,012.5	14.0%	52.7%	511.3	11.0%	48.9%
Quinsa	642.7	8.9%	55.7%	386.4	8.3%	49.9%
Non-Quinsa	369.9	5.1%	48.1%	124.9	2.7%	45.9%
North America	1,056.4	14.6%	67.8%	-	-	-

Consolidated	7,226.3	100.0%	60.2%	4,639.6	100.0%	53.4%

Sales and Marketing Expenses

AmBev’s sales and marketing expenses totaled R$1,582.8 million in 2004, rising by 86.9%. The analysis of the development of these expenses at each business unit is shown below.

Brazil

Sales and marketing expenses in Brazil were R$833.7 million in 2004, increasing 32.8%. This result exceeded the preliminary estimate of the company that an increase in the marketing expenses in 2004 would vary between 20% and 25%. Nevertheless, AmBev believes that the total invested represents an adequate amount to ensure the health of its brands in a market as competitive as the Brazilian beer market.

Beer

Sales and marketing expenses for the beer operation reached R$736.5 million, increasing 37.9%. An increase in the level of expenses was a result (i) of higher expenditures related to advertising and promotion, aiming at creating greater appeal of the company’s brands with consumers, as well as (ii) an enlargement of AmBev’s trade marketing programs with a view to strengthening the company’s relationship with points of sale.

CSD & Nanc

Sales and marketing expenses for the CSD & Nanc segment totaled R$97.2 million, an increase of 3.4%. Main highlights of promotion expenditures of this operation were (i) the development of the Guaraná Antarctica brand, the flagship of the company’s CSD & Nanc portfolio, and (ii) the implementation of new trade marketing programs, seeking to improve the work quality of the company at points of sale.

Other Operations

Sales of byproducts in 2003 did not generate sales and marketing expenses for the company.

Hispanic Latin America (HILA)

Sales and marketing expenses for the HILA business unit totaled R$337.9 million, increasing 54.2%. A more detailed analysis of the development of these expenses is shown below.

Quinsa

AmBev’s consolidated sales and marketing expenses in view of its stake in Quinsa totaled R$210.8 million, increasing 31.9%. The following factors may explain this increase:

- A 15.1% US dollar increase in the sales and marketing expenses of Quinsa’s operations

- The increase of AmBev’s stake in Quinsa’s capital (Dec/04: 54.8%; Dec/03: 49.7%).

Northern Latin America Operations

Sales and marketing expenses for AmBev’s operations in Northern Latin America amounted to R$127.2 million, increasing 114.5%. The main causes of this increase were (i) the consolidation of new operations started by AmBev during its expansion process and (ii) investments to promote the launching of Brahma in Ecuador.

North America

Labatt’s sales and marketing expenses accumulated during the period between August 27 and December 31, 2004 totaled R$411.2 million.

Direct Distribution Expenses

Direct distribution expenses reached R$869.0 million, a 34.0% increase. The development of these expenses by business unit is commented below.

Brazil

Direct distribution expenses in Brazilian operations totaled R$753.2 million, rising 24.5%. This increase in expenses is explained (i) by a hike of 23.1% in the volume sold by the company’s direct distribution operation, representing in 2004 43,7% of the total sales volume (2003: 36.9%); and (ii) by a growth of 1.1% in the direct distribution expenses per hectoliter (taking into account only the volume of the direct distribution operation), which recorded R$22.4. As already previously mentioned by the Company, additional expenditures incurred in the implementation of direct distribution are more than offset by increased sales.

Hispanic Latin America (HILA)

Direct distribution expenses in HILA operations totaled R$88.3 million, increasing 103.4%. It is worth clarifying that these expenses exclusively refer to AmBev’s operations in Northern Latin America. Although direct distribution exists in Quinsa’s operations, these are recorded as sales and marketing expenses.

In case of the operations in Northern Latin America, the increase observed in direct distribution expenses is a result of (i) an increase of 48.4% in direct distribution volumes in Venezuela and (ii) the implementation of direct distribution in Peru operations.

North America

Direct distribution expenses of Labatt’s operations totaled R$27.5 million.

Administrative Expenses

AmBev’s administrative expenses amounted to R$617.9 million, increasing 47.9%. The breakdown of the administrative expenses by business unit is shown below.

Brazil

The administrative expenses in Brazil operations totaled R$389.6 million, climbing 10.8%. This increase is explained by higher fees paid to the company’s board of executive officers, an integral part of the variable remuneration system.

Hispanic Latin America (HILA)

The administrative expenses in HILA operations reached R$130.1 million, increasing 96.4%. The breakdown of these expenses per operation is shown below.

Quinsa

The consolidated administrative expenses in view of AmBev’s stake in Quinsa were R$50.0 million, increasing 30.0%. These increased expenses are explained by the following factors:

- An increase in US dollars of 3.9% of Quinsa’s administrative expenses.

- An increase in AmBev’s stake in Quinsa’s capital (Dec/04: 54.8%; Dec/03: 49.7%).

Northern Latin America Operations

AmBev’s administrative expenses in its operations in Northern Latin America totaled R$80.2 million, an increase of 188.0%. Higher expenses are fully explained by the consolidation of new operations, started between September 2003 and December 2004.

North America

Labatt’s administrative expenses amounted to R$98.2 million.

Depreciation and Amortization

Total depreciation and amortization was R$922.2 million, a 20.3% increase. The amounts posted by each business unit, as well as the variations observed and their respective causes, are discussed below.

Brazil: R$660.8 million (+2.5%)

- Although the value has remained practically steady, it is worth pointing out that a reduction of -18.9% occurred in the depreciation related to the production costs and an increase of 18.1% in the depreciation related to the operating expenses. This increase is a result of the continuation of AmBev’s program to install coolers in points of sale.

Hispanic Latin America (HILA): R$177.5 million (+46.1%)

- Increase in AmBev’s stake in Quinsa’s capital (Dec/04: 54.8%; Dec/03: 49.7%).

- Consolidation of depreciation and amortization expenses of new operations started between September 2003 and December 2004 in Northern Latin America.

North America: R$83.9 million

Operating Result before Financial Income and Financial Expenses, Provisions and Contingencies and Other Operating Income and Expenses

The Company demonstrated solid operating performance in 2004, evidencing not only the significant organic growth of its operations but also additional efficiency gains, which resulted in increased margins surpassing its already excellent levels.

In 2004, AmBev posted an increase of EBIT1 of 56.8%, to R$3,615.0 million. The EBIT margin on net revenues was 30.1%, 350 basis points higher than 2003.

EBITDA2 was R$4,537.2 million, a 47.7% increase. The EBITDA margin on the net revenues was 37.8%, 250 basis points higher than 2003.

The following tables show the EBIT and EBITDA data for each business unit.

EBIT
	2004			2003

	R$ millions	Share %	Margin	R$ millions	Share %	Margin
Brazil Operations	2,740.5	75.8%	32.1%	2,170.7	94.1%	28.4%
Beer Brazil	2,382.3	65.9%	34.5%	1,987.0	86.2%	32.5%
CSD & Nanc Brazil	286.4	7.9%	19.6%	114.0	4.9%	8.6%
Other Brazil	71.8	2.0%	46.1%	69.7	3.0%	36.5%
HILA	374.1	10.3%	19.5%	135.4	5.9%	12.9%
Quinsa	339.1	9.4%	29.4%	156.6	6.8%	20.2%
Non-Quinsa	35.0	1.0%	4.6%	(21.2)	-0.9%	-7.8%
North America	500.3	13.8%	32.1%	-	-	-

Consolidated	3,615.0	100.0%	30.1%	2,306.1	100.0%	26.6%

EBITDA
	2004			2003

	R$ millions	Share %	Margin	R$ millions	Share %	Margin
Brazil Operations	3,401.3	75.0%	39.9%	2,815.6	91.6%	36.9%
Beer Brazil	2,900.4	63.9%	42.0%	2,500.0	81.4%	40.9%
CSD & Nanc Brazil	429.1	9.5%	29.3%	245.9	8.0%	18.5%
Other Brazil	71.8	1.6%	46.1%	69.7	2.3%	36.5%
HILA	551.7	12.2%	28.7%	256.9	8.4%	24.6%
Quinsa	452.3	10.0%	39.2%	257.0	8.4%	33.2%
Non-Quinsa	99.3	2.2%	12.9%	(0.0)	0.0%	0.0%
North America	584.3	12.9%	37.5%	-	-	-

Consolidated	4,537.3	100.0%	37.8%	3,072.5	100.0%	35.4%

___________________________
1	Earnings Before Interest and Taxes equivalent to the operating result before financial income and expenses, provisions and contingencies, and other operating income and expenses.
2	Earnings Before Interest, Taxes, Depreciation and Amortization, equivalent to the EBIT before depreciation and amortization expenses.

Tax, labor contingencies and other

Net expenses with provisions for contingencies was R$260.2 million, a 38.4% increase. The breakdown of the expenses with provisions by business unit, including the change compared to 2003, is shown below:

Brazil: R$258.7 million (+11.6%)

Main components of the expenses provisioned are:

- Labor: R$141.6 million

- Taxes: R$74.5 million

- Distributors: R$21.2 million

- Other provisions: R$21.3 million

Hispanic Latin America (HILA): R$1.5 million (-R$45.3 million)

- In 2003, the net balance in expenses with provisions for contingencies was equivalent to R$43.8 million.

North America: Labatt did not post any expenses with provisions.

Other Operating Income and Expenses

The net balance of other operating income and expenses in 2004 represented a loss of R$420.8 million, 75.3% higher in relation to the loss recorded in 2003. The breakdown by business unit of the net result of other operating income and expenses is shown below.

Brazil

A gain of R$115.3 million, compared to a loss in 2003 of R$230.7 million. Main components of this result were:

- A gain of R$193.3 million referring to tax incentives granted to the company.

- A gain of R$163.5 million derived from the impact of exchange rate variation over the company’s investments abroad. The impact of the exchange rate variation on investment in Labatt was R$259.4 million; negative impacts arising from the exchange rate variation in other investments totaled R$163.5 million.

- A loss of R$210.7 million related to the amortization of goodwill.

- A loss of R$67.7 million stemming from the levy of PIS (Social Integration Program)/COFINS (Contribution for Social Security Financing) on other operating income.

Hispanic Latin America (HILA)

A loss of R$88.2 million, compared to a loss of R$9.4 million recorded in 2003.

North America

A loss of R$448.2 million, mainly explained by the goodwill amortization incurred in the incorporation of Labatt into AmBev.

Financial Income

The Company’s financial income in 2004 was negative at R$776.3 million, compared to a gain in 2003 of R$93.1 million. This result is explained by a change in the financial income deriving from its Brazil operations, which posted a loss of R$654.4 million in 2004 compared to a gain of R$107.7 million in 2003.

The volatility between two periods is not related to the variations in the company’s indebtedness expenses; rather, it stems from the accounting rule for the value of the derivative instruments used in hedging operations. Since AmBev must mark its financial assets by the minimum between the book value and the market value, a significant decrease in the exchange coupon and in the country risk between the 4Q02 and the 2Q03 (as illustrated in the graph below) led the Company to register significant unrealized gains during these three periods. Therefore, the positive financial income achieved in 2003 did not reflect the Company’s day-by-day operations, but rather the volatility generated in the Brazilian capital markets due to presidential elections in 2002.

In relation to other business units, the financial income of the Hispanic Latin America operations represented a loss of R$84.5 million, compared to a loss in 2003 of R$14.7 million. In North America unit, the financial result posted a loss of R$37.4 million.

Other Non-Operating Income and Expenses

The net balance of other non-operating income and expenses resulted in a loss of R$333.8 million in 2004, compared to a loss in 2003 of R$100.7 million. The breakdown of this result by business unit is detailed below.

Brazil

A loss of R$129.6 million, compared to a loss of R$80.4 million in 2003. The main effects contributing to this result were:

- A loss in investments of R$86.7 million, explained by the share repurchase program carried out by Quinsa on the Luxembourg Stock Exchange. As shares were repurchased at a value above their book value, AmBev had to recognize a loss in its initial investment in Quinsa (the loss recorded by AmBev was R$92.8 million; nevertheless, this loss was offset by other stake gains in investments, totaling R$86.7 million, net).

- A loss of R$37.0 million referring to the sale of property, plants and equipment.

Hispanic Latin America

A loss of R$5.5 million, compared to a loss of R$20.2 million in 2003

North America

A loss of R$198.7 million, a result of employee termination expenses related to the restructuring of Labatt’s administrative activities. A total of 240 job positions will be eliminated in the Canadian operations.

Income and Social Contribution Taxes

The amount provisioned for income and social contribution taxes in 2004 was R$511.7 million. At the nominal rate of 34%, the provision for income and social contribution taxes would have been R$570.2 million. The effective provision reconciliation with the provision at the nominal rate is shown in Explanatory Note 16 referring to the financial statements for the 2004 fiscal year.

Profit Sharing to employees and management

In 2004, profit sharing to employees and management was R$152.4 million. This amount is part of the Company’s variable compensation policy, according to which approximately 4,000 employees have a significant portion of their remuneration subject to meeting aggressive performance targets.

In 2003, a year in which AmBev did not reach its performance goals, employee and management profit sharing totaled R$23.7 million.

Minority Interest

Minority shareholders in AmBev’s subsidiaries accumulated shared profits in 2004 of R$3.8 million, 31.7% higher than 2003.

Net Income

AmBev’s net income in 2004 was R$1,161.5 million, 17.7% lower than in 2003. The income per 1,000 shares was R$21.26, representing a decrease of 42.9%. The decline in the company’s net income, however, was not a result of erosion of its regular activities but rather represented a series of non-operating and/or non-cash factors, which were already mentioned during the analysis of the Company’s performance and are summarized as follows.

- A reduction of R$869.4 million in the consolidated net financial result in 2004 compared to 2003, primarily a result of a reduction of R$762.2 million in the net financial result of Brazilian operations. As previously commented, far from representing an increase in the indebtedness cost in Brazil, this result reflects an extraordinary unrealized gain in 2003, arising from a significant decrease in the exchange coupon (Sep/02: 27.0%; Jul/03: 8.0%) and country risk (Sep/02: 2,400; Jul/03: 800) in the first half of that year. These events led to a considerable increase in the value of derivative instruments used by AmBev in its hedging operations, which are recorded by the minimum between the book value and the market value. These gains, however, are not related to the Company’s regular operations.

- A non-operating and non-cash expense of R$92.8 million recorded in the 3Q04, referring to a stake loss in investment, generated by the share repurchase offer for its own shares implemented by Quinsa on the Luxembourg Stock Exchange. As the auction acquisition price was higher than the book value of shares, AmBev had to post a loss in its results.

- A 52.8% increase in the total number of the Company’s outstanding shares, as a result mainly of the issuance, on August 27, 2004, of 19,264 million new shares in favor of Interbrew SA (now InBev SA); in return, AmBev incorporated 100% of Labatt Brewing Company Limited’s capital (this transaction is outlined in the explanatory Note 1b to the financial statements for 2004).

- A non-cash negative impact of R$188.8 million, recorded in the company’s result during the period between August 27 and December 31,2004. This amount reflects the net results of the exchange rate variation over AmBev’s investment in Labatt and the goodwill amortization generated in the transaction.

- A non-operating and non-recurrent expense of R$198.7 million recorded in the 4Q04 referring to the restructuring of Labatt’s administrative duties (termination expenses related to the cutback of 240 job positions) and the shutting of one of its plants for preparation of beer.

Only for the purpose of analysis, the aforementioned impacts on AmBev’s results in 2004 represent a consolidated amount of R$1,242.5 million, equivalent to 67.9% of taxes and interest payments.

Dividends

The allocation of profits to shareholders referring to 2004’s results, representing the sum of dividends and interest shareholders’ equity, was R$1,327.1 million, 32.9% higher than 2003. The amount represents a payout ratio of 114.3% of the net income reported. In addition to the profit distribution, the Company returned to its shareholders R$1,609.1 million through its share repurchase program, for a total payout of R$2,936.2 million.

Relationship with independent auditors

Our working policy in relation to our independent external auditors when providing services that do not relate to external auditing, is based on the principles that preserve the auditors’ independence.

These principles are defined as follows:

  The auditor must not audit his own work;

  The auditor must not perform managerial functions; and

  The auditor must not advocate the interests of clients.

The independence of our external auditors is ensured in every service eventually provided by them, by means of specific procedures. These include the involvement of professionals who do not provide auditing services when the contracted services do not require the accumulated knowledge of the auditors or do not refer to the hiring of auditing services ruled, in this case, by specific procedures of professional independence; or through the involvement of other independent professionals (‘second opinion’), among other actions performed.

Additionally, all rendered services, which are not related to independent auditing, are supervised by the management, being the management bodies, depending on the levels of approval required by the Company’s bylaws, responsible for all decisions.

In the period under analysis, independent auditors who render services to the Company and its subsidiaries, were hired for additional services related to examining the Company’s financial statements. Both the Company and its auditors consider that these services do not affect external auditors’ independence. The cost of such additional services, in the amount of R$410,000, is higher than 5% of the total cost of independent auditing services.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2004 Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2     COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV     02.808.708/0001-07

12.01 – NOTES TO THE FINANCIAL STAMENTS

1 OPERATING ACTIVITIES

(a) General considerations

Companhia de Bebidas das Américas - AmBev (the “Company” or “AmBev”), headquartered in São Paulo, Brazil, produces, sells and distributes beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

AmBev has a franchise agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. There is also an agreement with PepsiCo for bottling, selling and distributing “Guaraná Antarctica” internationally.

AmBev shares are traded on the São Paulo Stock Exchange – BOVESPA (tickers AMBV4 and AMBV3), and on the New York Stock Exchange – NYSE (tickers ABV and ABVc), as American Depositary Receipts (ADRs).

(b) Main activities abroad in 2004 and 2003

(i) Agreement with InBev

On August 27, 2004, at an Extraordinary Shareholders’ Meeting, the Company’s shareholders approved the closing of the transaction with InBev S.A. (“InBev”, formerly Interbrew), originally announced on March 3, 2004, which has been implemented through a series of steps.:

  Labatt Brewing Canada Holding Ltd, which indirectly owns 100% of Labatt Canada and is headquartered in the Bahamas, was merged into AmBev in exchange for 19,264,363,201 newly issued shares, being 7,866,181,882 common shares and 11,398,181,319 preferred shares, representing approximately 33.5% and 34.4% of AmBev’s voting and total capital, respectively.
  InBev issued 141.712 million new shares in exchange for 100% of the capital stock of Tinsel Investments S.A. (“Tinsel”) which indirectly holds through InBev Holding Brasil S.A. (former Braco Investimentos S.A. (“Braco”)) and Empresa de Administração e Participações S.A. – ECAP (“ECAP”), 15.1% of AmBev’s total capital and 35.1% of AmBev’s voting capital.
  BRC S.à r.l (“BRC”), the former controlling shareholder of Tinsel, contributed all of its InBev shares received pursuant to the capital increase described above to Stichting Interbrew (“Stichting”) in exchange for 141,712,000 Stichting certificates. The 321,712,000 InBev shares currently held by the Stichting represent approximately 56% of all issued and outstanding shares of InBev, and are subject to a shareholders’ agreement executed between Stichting and its partners (BRC, Eugénie Patri Sébastien (“EPS”), and an affiliated company of EPS, Rayvax Société d'Investissements S.A.). Such agreement addresses, among other things, certain matters related to the governance and management of the Stichting and InBev and the transfer of interests in Stichting and InBev.

As mentioned in Note 21, following the closing of the transaction, and pursuant to the Brazilian legislation, InBev shall carry out a mandatory tender offer for the acquisition of AmBev’s remaining common shares on March 29, 2005, pursuant to CVM’s authorization granted on February 14, 2005.

The Fundação Antonio e Helena Zerrenner (the “Foundation”) maintained its share ownership in AmBev and has extended the terms of the shareholders’ agreement of which the Foundation is part until 2019, by means of an addendum, which was filed with CVM.

(ii) Incorporation of Labatt Canada

The total value of the Incorporation on August 27, 2004, R$ 14,441,024 was recorded as follows: (i) increase of AmBev’s capital stock by R$ 1,600,748; and (ii) increase of goodwill reserve, capital reserve, by R$ 12,840,276.

The effect of consolidation of Labatt Holding ApS (“Labatt ApS”), a company headquartered in Denmark and direct controlling company of Labatt Canada, and of Labatt Canada on AmBev’s financial statements is presented below:

	December 31, 2004

Assets	Labatt Canada	Labatt ApS	Combined	Eliminations	Consolidated

Cash and cash equivalents	125,415	60	125,475		125,475
Trade accounts receivable, net	213,598		213,598		213,598
Accounts receivable from related parties (*)	323,826		323,826		323,826
Inventories	333,348		333,348		333,348
Tax recoverable	6,521		6,521		6,521
Others	80,244		80,244		80,244

Current assets	1,082,952	60	1,083,012		1,083,012

Deferred income tax	256,295		256,295		256,295
Investments	1,775	(1,848,158)	(1,846,383)	1,848,158	1,775
Goodwill on the acquisition of companies, net	230,467	16,271,911	16,502,378		16,502,378
Other investments	21,147		21,147		21,147
Property, plant and equipment	1,240,064		1,240,064		1,240,064
Deferred assets	3,070		3,070		3,070

Total	2,835,770	14,423,813	17,259,583	1,848,158	19,107,741

	December 31, 2004

Liabilities	Labatt Canada	Labatt ApS	Combined	Eliminations	Consolidated

Suppliers	198,138	60	198,198		198,198
Accounts payable to related parties	14,144		14,144		14,144
Payroll and related charges	113,726		113,726		113,726
Loans and financings	1,914,677		1,914,677		1,914,677
Income tax payable	192,967		192,967		192,967
Provisions for restructurings	220,781		220,781		220,781
Other taxes	192,044		192,044		192,044
Others	338,287		338,287		338,287

Current liabilities	3,184,764	60	3,184,824		3,184,824

Deferred income taxes	100,295		100,295		100,295
Long-term loans and financings	831,223		831,223		831,223
Provision for post-retirement benefits	567,646		567,646		567,646

Long-term liabilities	1,499,164		1,499,164		1,499,164

Shareholders’ equity (*)	(1,848,158)	14,423,753	12,575,595	1,848,158	14,423,753

Total	2,835,770	14,423,813	17,259,583	1,848,158	19,107,741

	From August 27, 2004 to December 31, 2004

Statements of income (loss)	Labatt Canada	Labatt ApS	Combined	Eliminations	Consolidated

Net sales and/or services	1,558,816		1,558,816		1,558,816
Cost of sales	(502,367)		(502,367)		(502,367)

Gross profit	1,056,449		1,056,449		1,056,449
Operating expenses	(710,182)	(276,678)	(986,860)	(54,012)	(1,040,872)

Operating income (loss)	346,267	(276,678	69,589	(54,012)	15,577

Non-operating income (expense)	(198,683)		(198,683)		(198,683)
Provision for income tax	(93,572)		(93,572)		(93,572)
Net income (loss) for the period	54,012	(276,678)	(222,666)	(54,012)	(276,678)

(*) An account receivable balance equivalent to R$ 274,605 was recorded on December 31, 2004, as described below.

Adjustments to the investments originally recorded in Labatt Canada

The following adjustments were made to the investment and to the initial goodwill calculated in the Incorporation of Labatt Canada (values converted into Reais at the exchange rate of August 27, 2004):

Investment of Labatt Canada (shareholders’ deficit) – originally recorded	(2,134,799)
Adjustments recorded
Restructuring expenditures	27,754
Income tax payable provision (Femsa)	(80,554)
Unrealized profits in inventories	(31,118)
Other adjustments	(950)
Income tax effect	1,467
Accounts receivable InBev (reimbursement of InBev)	274,605

Total adjustments to Labatt Canada’s shareholders’ equity	191,204

Adjusted investment Labatt Canada (shareholders’ deficit)	(1,943,595)

Goodwill Labatt Canada – originally recorded	16,574,507
Adjustment shareholders’ equity of Labatt Canada	(191,204)

Goodwill Labatt Canada – adjusted, on August 27, 2004	16,383,303

These adjustments arise primarily from events which occurred prior to AmBev’s Extraordinary Shareholders’ Meeting which approved the transaction with InBev and, therefore, should be reflected in the initial balance sheet of Labatt Canada.

As part of the Incorporation agreement of Labatt Canada, InBev committed to reimburse AmBev any fiscal, tax or contingency disbursement resulting from facts occurred prior to the Incorporation. Hence, Labatt had recorded provisions equivalent in Canadian dollars at the amount of R$ 193,537 on August 27 and recorded an additional amount of R$ 80,340 in the fourth quarter, referring to income tax payable, which will be reimbursed by InBev upon payment.

Therefore, in the process of elaboration of its consolidated financial statements, AmBev recorded accounts receivable from InBev at the amount of R$ 273,877.

(iii) Embotelladora Dominicana, C. per A. (“Embodom”)

In February 2004, the Company acquired 51% of capital stock of Embodom, located in the Dominican Republic, generating goodwill at the amount of R$ 173,363, based on the expectation of future results, to be amortized in up to ten years, starting March 2004. This subsidiary is included in the Company’s consolidated financial statements.

In December 2004, the Company recalculated the goodwill due to adjustments in the shareholders’ equity basis for the acquisition due to interest losses deriving from capitalizations made by the Company and set forth in the acquisition agreement, resulting in an adjustment at the net amount of R$ 24,036.

(iv) Cerveceria Suramericana ("Cervesursa")

In December 2003, the Company acquired 80% of the capital stock of Cervesursa, located in Ecuador, generating a negative goodwill of R$ 18,484, based on the expectation of future results, to be amortized in up to ten years. That subsidiary is included in the Company's consolidated financial statements.

(v) Compañia Cervecera AmBev Peru S.A.C. ("AmBev Peru")

In October 2003, the Company acquired, for the amount of R$ 86,714, machinery and equipment, inventory and the franchise of PepsiCo for the production, marketing and sale of Pepsi products in Lima and in the Northern region of Peru. Such assets were incorporated by AmBev Peru, which is consolidated in the Company's financial statements.

(vi) Industrias del Atlántico ("Atlántico")

The Company and the Central American Bottling Corporation ("CarbCorp"), launched their operations in the Central American and Caribbean beer markets in September 2003, through the Atlántico subsidiary, located in Guatemala, which is consolidated in the Company's financial statements.

(vii) Quilmes Industrial S.A. ("Quinsa")

During 2003, AmBev and Quinsa integrated their operations, mainly in the Mercosur. The transaction, authorized with certain restrictions by the Comisión Nacional de Defensa de la Competencia (Argentine National Commission for the Protection of Competition - "CNDC"), has been delayed, as a result of the legal action filed by a company related to Compañía Cervecerías Unidas S.A. ("CCU") group in April 2003, through which it claimed the right to participate in the process of acquisition of the assets mentioned below. A summary of the main restrictions imposed by the CNDC is as follows:

  Quinsa and AmBev (the "Parties") shall dispose of the brands Bieckert, Palermo, Imperial and Norte, as well as the brewery located in Lujan, where the Brahma brand used to be produced, to an independent brewery, which must be financially sound and which does not currently produce beer in the Argentinean market (the "Purchaser").
  the Parties should submit documentation to the CNDC, evidencing the commitment to allow the Purchaser, for a period of seven years starting on the date of the sale of the aforementioned assets, to have access to Quinsa's distribution network in Argentina, for the brands sold to the Purchaser.
  the Parties shall assume a commitment with the Purchaser to produce the Bieckert, Palermo and Imperial brands, for a two-year period, from the date such assets are sold.

2 SIGNIFICANT ACCOUNTING PRACTICES

The consolidated financial statements of the Company and its subsidiaries were prepared and have been presented in conformity with the accounting practices adopted in Brazil, Law 6,404/76 and guidance from the Brazilian Securities and Exchange Commission – CVM, applied consistently throughout the years.

The main accounting practices adopted are:

(a) Accounting Estimates

The preparation of financial statements requires management to make estimates that impact the reported value of certain assets, liabilities and other transactions. Thus, various estimates are included in the financial statements referring to the useful lives of property, plant and equipment, the provisions necessary to reduce assets to the realization amount and for contingent liabilities and the determination of provision for income tax, which are based on the best estimates of the Company's management; however, actual results could differ from those estimates. The Company’s management periodically reviews these estimates and believes that significant differences must not exist.

(b) Determination of net income

Income and expenses are recorded on accrual basis. Sales revenues and the corresponding cost of sales are recorded upon delivery of products to customers.

(c) Current assets and long-term receivables

Cash and cash equivalents, represent assets with immediate liquidity and with original maturity of up to 90 days, are recorded at acquisition cost, plus interest incurred up to the date of the balance and adjusted, when applicable, to its equivalent market value .

Financial investments, substantially represented by notes and securities, government securities, and bank deposit certificates, including those denominated in foreign currency, are recorded at cost, adding, when applicable, income earned “pro rata temporis”; if necessary, a provision is recorded for reduction to market values. In addition, investment fund quotas are recorded at market values, and when applicable, a provision is recorded aiming the deferral of unrealized income of variable nature.

The balance of financial investments at December 31, 2004 includes bank deposits and financial investments given as guarantee, in connection with the issuance of foreign debt securities of subsidiaries, in the amount of R$ 2,432 (R$ 29,884 in 2003).

The consolidated allowance for doubtful accounts is recorded at an amount deemed sufficient by management to cover probable losses on realization of receivables and totals R$ 175,953 on December 31, 2004 (R$ 182,368 in 2003).

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realizable values when necessary. On December 31, 2004, the consolidated provision for losses, aiming at reducing inventories to net realization value amounted to R$ 17,551 (R$ 33,716 in 2003).

Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of each period, in accordance with projected sales volume, thereby reflecting the seasonal nature of monthly sales.

Other current assets and long-term receivables are recorded at cost, including, when applicable, income earned up to the closing of the fiscal year. A provision for reduction to market values is recorded when necessary.

(d) Permanent assets

Investments in subsidiaries and jointly-controlled companies are evaluated using the equity method of accounting and, upon initial appraisal, their accounting practices are consistent with those adopted by the Company and separates the acquisition cost into equity investment, goodwill or negative goodwill. Goodwill justified by the appreciation of property, plant and equipment is amortized based on the estimated useful life of the subsidiary’s assets at their book value, whereas the goodwill (negative goodwill) attributable to expected future results is amortized over five to ten years. Amortization of goodwill is recorded under “Other operating expenses”. Negative goodwill, attributed to various economic factors, will only be amortized in the event of divestment.

Property, plant and equipment are recorded at cost and include the interest incurred in financing during the construction phase of certain qualified assets. Maintenance and repair costs are recorded as expenses, when incurred. Losses from breakage of bottles and crates during production are included in the cost of sales. Other losses in the realization of property, plant and equipment are appropriately evaluated by the Company’s management, and when applicable, a provision is established to face these risks. Depreciation is calculated on the straight-line method, considering the assets’ useful lives, at the annual rates listed in Note 7.

The consolidated deferred assets are mainly composed of expenditures incurred during the pre-operational phase, goodwill on the acquisition of subsidiaries incorporated by the Company and expenditures related to implementation and expansion (refer to Note 8). Amortization of deferred charges is calculated on the straight-line basis, in up to ten years, from the date of start of operations.

(e) Translation of financial statements of foreign subsidiaries

With the exception of the malt operations located in Argentina and Uruguay, for which the US dollar is considered to be their functional currency, since its revenues and cash flows are substantially pegged to this currency, the financial statements of foreign subsidiaries are prepared using the local currency as their functional currency (i.e. the main currency of the economic environment in which such companies operate). Accordingly, their assets, liabilities and shareholders' equity are translated into Reais at the exchange rate on the date of the financial statements. Income and expense accounts are translated and maintained in Reais at average exchange rates for the period. The difference between the net result determined at the exchange rates on the date of the financial statements, and the net result determined on average exchange rates for the period, is adjusted under “Other operating income”.

(f) Current and long-term liabilities

These are stated at their known or estimated values, added, when applicable, to the corresponding charges and monetary variations incurred until the end date of the financial statements.

g) Cross-currency and interest rate forwards and swaps

The Company holds derivative financial instruments to hedge its consolidated exposure to currency and interest rate risks. Accordingly, as determined by the CVM rules, operations “not designated for accounting purposes” are measured at the lower of (i) cost based on the contractual conditions between the Company and counterparties (“yield curve”) and (ii) market value; and accounted for as "Unrealized gain on derivatives" or "Unrealized loss on derivatives".

(h) Commodities forward and swaps

The nominal values of cross-currency interest rate swap and forward operations are not recorded in the balance sheet.

The Company holds derivative financial instruments to hedge its consolidated exposure to foreign currency costs of raw material to be acquired.

The net results of such derivative instruments, designated as hedges for accounting purposes, are measured at cost (equivalent to their market value), deferred and recorded in the Company's balance sheet under "Other", and recognized in the result under "Cost of goods sold" upon product sale.

(i) Provision for contingencies and liabilities related to tax and other claims

Provision for contingencies is recorded at current values for labor, tax, civil and commercial claims being disputed at the administrative and judicial levels, based on estimates of losses determined by the Company's and its subsidiaries' independent legal counsels, for lawsuits in which a loss is considered probable.

Expected tax savings obtained based on provisional court decisions resulting from claims filed by the Company and its subsidiaries against the tax authorities, if recognized in the statement of income, are subject to provisioning until the right is assured through a final legal decision in favor of the Company and its subsidiaries.

(j) Investment tax credits

Some of the Company's subsidiaries have the benefits of certain state fiscal incentive programs for the deferral of sales taxes in which taxes are partially or totally reduced. In certain states, the grace periods and reductions are unconditional. Where conditions have been established, however, they are related to events under the Company's control. The benefits relative to reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the subsidiaries’ shareholders' equity, on accrual basis, or when the subsidiaries comply with the main requirements of state programs, in order to have the benefit granted. This benefit is recorded as “Other operating income” in the Company's consolidated financial statements (R$ 193,276 as of December 31, 2004 and; R$ 175,974 in 2003).

(k) Income tax and social contribution on net income

Income tax and social contribution on net income are calculated at rates determined by the applicable tax law. Charges relating to income tax and social contribution are recorded on accrual basis, with the addition of deferred income taxes calculated on the temporary differences between book and tax bases of assets and liabilities.

A deferred income tax asset is also recorded, relating to future tax benefits of tax losses and social contribution negative calculation bases for subsidiaries in which the realization of such benefits is probable over a maximum period of ten years, based on future forecasts of taxable income, discounted to present value.

(l) Actuarial assets and liabilities related to employee benefits

The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits according to the criteria set forth on CVM Deliberation 371, as of December 2000.

Actuarial gains and losses are recorded in an amount exceeding the higher between (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan's assets, amortized over the average future working life of the plan's members.

(m) Consolidated financial statements

For the subsidiaries, the totality of assets, liabilities and results were consolidated, and the interest of minority shareholders in the shareholders’ equity and results for the year of subsidiaries is shown separately.

Investments in subsidiaries and their shareholders' equities, as well as inter-company assets, liabilities, income and expenses, were eliminated on consolidation. Also, unrealized results arising from the purchase of raw materials and products from subsidiaries and associated companies, included in the balance of inventory at the end of each period, as well as other transactions between the Company's subsidiaries, are eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the subsidiaries either directly or indirectly controlled by the Company.

(n) Proportionally consolidated financial statements

The assets and liabilities, income and expenses of entities which are jointly-controlled through a shareholders' agreement were consolidated proportionally to the Company's total ownership in the capital stock of the respective jointly-controlled subsidiary. Amounts corresponding to the proportional assets, liabilities, income and expenses, arising from inter-company transactions, were eliminated on the proportional consolidation.

Quilmes Industrial S.A. (“Quinsa”) has been acquiring shares of its own issuance, thus, changing, the percentage of the Company’s economic interest in Quinsa, which on December 31, 2004 reached 54.80%. These acquisitions led to a non-cash loss of R$ 80,764 in the Company’s result for the year ended on December 31, 2004 (R$ 10,958 on December 31, 2003), since the amount paid was higher than the equity value of the shares.

Quinsa’s controlling shareholders are entitled to exchange their 373.5 million class A shares of Quinsa for a mix of common and preferred shares of AmBev, in April of each year, or upon change in the control structure of AmBev. AmBev is also entitled to exchange AmBev shares for class A shares of Quinsa starting from the end of the 7th year (counted from April 2003). In both cases, the number of AmBev shares to be issued to Quinsa's controlling shareholders will be determined by a pre-agreed formula based on the EBITDA of the two companies.

On October 28, 2004 AmBev announced that it was informed by Beverage Associates (BAC) Corp. that the latter elected not to accelerate the exercise of its option to exchange all Class A shares of Quilmes Industrial (Quinsa), Société Anonyme currently held by BAC for common and preferred shares of AmBev. A change in AmBev’s control structure resulting from the conclusion of the strategic alliance with InBev gave BAC the right to accelerate its option according to the conditions provided for in the aforementioned agreements. Given BAC’s decision to not accelerate its option in light of change in the control structure, BAC’s option shall be exercisable again in April 2005.

The net assets of Quinsa, Agrega Inteligência em Compras Ltda ("Agrega") and Ice Tea do Brasil Ltda (“ITB”), proportionally consolidated in the Company's financial statements, are as follows:

	December 31, 2004

	Quinsa (i)	Agrega (ii)	ITB (iii)	Total

Current assets	418,762	1,003	338	420,103
Long-term receivables	242,622		6,338	248,960
Permanent assets	1,138,002	491	898	1,139,391
Current liabilities	(436,347)	(1,112)	(1)	(437,460)
Long-term liabilities	(440,774)		(11,629)	(452,403)
Minority interest	(201,624)			(201,624)

Total net assets (liabilities)	720,641	382	(4,056)	716,967

(i) 54.80% ownership interest.
(ii) 50% de ownership interest.
(iii) 50% de ownership interest.

	December 31, 2003

	Quinsa (i)	Agrega (ii)	ITB (iii)	Total

Current assets	513,415	1,286	325	515,026
Long-term receivables	132,431		7,121	139,552
Permanent assets	1,156,275	455	1,149	1,157,879
Current liabilities	(382,382)	(1,149)	(1,236)	(384,767)
Long-term liabilities	(401,913)		(10,804)	(412,717)
Minority interest	(199,621)			(199,621)

Total net assets (liabilities)	818,205	592	(3,445)	815,352

(i) 49.66% ownership interest.
(ii) 50% ownership interest.
(iii) 50% ownership interest.

Quinsa’s, Agrega’s and ITB’s results, proportionally consolidated in the Company's financial statements, are as follows:

	Year ended December 31, 2004

	Quinsa	Agrega	ITB	Total

Net revenues	1,152,970	821		1,153,791
Cost of products and services sold	(510,296)			(510,296)

Gross profit	642,674	821		643,495
Operating expenses	(432,786)	(2,858)	(925)	(436,569)

Operating income (loss)	209,888	(2,037)	(925)	206,926
Non-operating income	2,433			2,433
Provision for Income tax	(77,006)		315	(76,691)
Statutory interest	(19,682)			(19,682)
Minority interest	(29,196)			(29,196)

Net income (loss) for the year	86,437	(2,037)	(610)	83,790

	Year ended December 31, 2003

	Quinsa	Agrega	ITB	Total

Net revenues	773,706	556	12,723	786,985
Cost of products and services sold	(387,258)		(9,192)	(396,450)

Gross profit	386,448	556	3,531	390,535
Operating expenses	(210,626)	(2,480)	(4,525)	(217,631)

Operating income (loss)	175,822	(1,924)	(994)	172,904
Non-operating income	(11,295)			(11,295)
Provision for income tax	27,495		338	27,833
Statutory interest	(9,283)			(9,283)
Minority interest	(33,046)			(33,046)

Net income (loss) for the year	149,693	(1,924)	(656)	147,113

The table below shows Quinsa's main holdings in subsidiaries, fully consolidated to its financial statements, and proportionally adjusted in the AmBev's consolidated financial statements:

Total Holdings on December 31, 2004 - %

Cerveceria y Malteria Quilmes S.A.I.C.A. y G.	87.36
Cerveceria Boliviana Nacional La Paz	74.61
Cerveceria Chile S.A.	87.63
Cerveceria Paraguay S.A.	76.54
Fábrica Paraguaya de Vitrios S.A.	87.38
Fábricas Nacionales de Cerveza S.A.	85.09
QIB	87.63

3 INVENTORIES

	Consolidated

	2004	2003

Finished products	396,792	145,557
Work in progress	62,827	63,883
Raw materials	606,738	564,204
Production materials	199,309	112,943
Supplies and others	132,846	101,740
Provision for losses	(17,551)	(33,716)

	1,380,961	954,611

4 TRANSACTIONS WITH RELATED PARTIES

The main transactions of the Company with related parties are listed in the following table:

	2004

	Balances			Transactions

Companies	Accounts receivable	Accounts Payable	Inter-company loans	Net sales	Net financial results

AmBev		(2,057)	(3,333,993)		(219,745)
CBB	24,445		1,789,702	234,745	168,201
IBA-Sudeste	3,226		1,125,540	29,853
Jalua			11,892		(55,556)
Monthiers			1,242,236		68,950
Arosuco	5,252		336,343	416,592
Dunvegan			(873,018)		45,302
Cympay		(12,412)	21	116,158	(298)
Malteria Pampa	5,959			152,268
Aspen			(197,059)		(1,681)
Labatt Canada (i) (ii)	323,826	(14,144)		85,741	25
Other nationals	74,268	(78,932)	(89,977)	64,734	(9,098)
Other internationals	5,378	(24,428)	(7,703)	152,024	1,162

(i) Transaction with other companies associated with InBev, mainly Labatt USA, which are not eliminated in the Company’s consolidated financial statements.

(ii) Additionally, there are service agreements between Labatt Canada and InBev in which services rendered or expenses incurred on behalf of the other party are reimbursed. On December 31, 2004, Labatt Canada had accounts receivable of approximately R$ 6.6 million and accounts payable of approximately R$ 2.4 million with InBev as part of the referred agreements.

	2003

	Balances			Transactions

Companies	Accounts receivable	Accounts Payable	Inter-company loans	Net revenues	Net financial results

AmBev		(8,523)	(1,535,544)		(44,651)
CBB	11,940		218,135	166,770	277,454
IBA-Sudeste		(1,693)	977,907	4,396	18,530
Jalua			(55,493)		(35,516)
Monthiers			1,226,550		(250,220)
Arosuco	3,818		246,127	334,438	6,010
Dunvegan			(802,000)		30,816
Cympay		(4,128)	315	76,852	2
Malteria Pampa	7,413			115,732	13,998
Aspen			(173,009)		(19,250)
Other nationals	41,800	(55,686)	(39,308)	241,786	1,101
Other internationals	19,785	(12,041)	(59,992)	112,000	(779)

Names used:

  Indústria de Bebidas Antarctica do Sudeste S.A. ("IBA-Sudeste")
  Jalua Spain S.L. ("Jalua")
  Monthiers S.A. ("Monthiers")
  Arosuco Aromas e Sucos Ltda. ("Arosuco")
  Dunvegan S.A. ("Dunvegan")
  Cervecería y Maltería Paysandú - Cympay ("Cympay")
  Maltería Pampa S.A. ("Maltería Pampa")
  Aspen Equities Corporation ("Aspen")
  Labatt Brewing Company Limited ("Labatt Canada")

Transactions with related parties are carried out under usual market conditions and include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, crown caps and several finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled entities (recorded based on the proportional consolidation method) and related parties.

Loan agreements among the Company's subsidiaries in Brazil have undetermined duration and suffer the assessment of market financial charges, except for some agreements with subsidiaries, which do not fall upon charges. The agreements that involve the Company's subsidiaries headquartered abroad are usually monetarily indexed based on the US dollar exchange rate plus 10% p.a. interest. Inter-company loans are consolidated based on the same criteria described above.

5 OTHER ASSETS

	Parent company		Consolidated

	2004	2003	2004	2003

Current assets
Deferred income from commodities,
swap and forward operations, net			54,958	76
Prepaid expenses	215		242,183	123,333
Advances to suppliers and others			42,762	26,562
Other accounts receivable	828	424	139,058	105,962
	1,043	424	478,961	255,933

Long-term receivables
Long-term financial investments			147,430	77,004
Other taxes and charges recoverable (*)	85,034	77,985	362,278	348,365
Prepaid expenses			111,691	119,268
Surplus assets - Instituto AmBev (Note 12 a)			20,646	22,030
Other accounts receivable			39,686	49,460
	85,034	77,985	681,731	616,127

(*) Consolidated balances consider IPI credits – zero rate not used by the Company’s subsidiaries, as mentioned in the Note 11 (b). For the balance referring to this credit, the corresponding liability in the calculation “provision for contingencies” was recorded.

6 INVESTMENT IN DIRECT SUBSIDIARIES

(a) Changes in investments in direct subsidiaries, including goodwill and negative goodwill

	Parent Company

	Changes in 2004

Description	CBB		Arosuco	Agrega	Hohneck	(i)	Labatt ApS	(i)	Total

Balances on December 31, 2003	5,541,201		224,083	619	12				5,765,915
Acquisition of investment							14,441,024	(iii)	14,441,024
Dividends received and receivable	(1,189,675)		(199,446)						(1,389,121)
Increase (reduction) of capital				1,800					1,800
Exchange variation without investments
Overseas							259,407		259,407
Equity in earnings (losses) of affiliates	1,035,305		308,549	(2,036)	(1)		(276,678)		1,065,139
Amortization of (goodwill) negative goodwill	(84,841)								(84,841)

Balances on December 31, 2004	5,301,990	(ii)	333,186	383	11		14,423,753		20,059,323

	Parent Company

	Changes in 2003

Description	CBB		Arosuco		Agrega	Hohneck	(i)	Eagle	Total

Balances on December 31, 2002	1,158,249				543	215,456		3,215,566	4,589,814
Acquisition of investment			85,763	(iv)					85,763
Dividends received and receivable	(1,351,823)	(v)	(34,207)						(1,386,030)
Increase (reduction) of capital	3,660,820	(v)			2,000			(2,551,275)	1,111,545
Interest loss in subsidiary						(215,443)	(vi)		(215,443)
Equity in the earnings (losses) of affiliates	2,158,693		172,527		(1,924)	(1)		(664,291)	1,665,004
Amortization of (goodwill) negative goodwill	(84,738)								(84,738)

Balances on December 31, 2003	5,541,201		224,083		619	12			5,765,915

(i) Headquartered abroad.

(ii) Balance consisting of goodwill to be amortized at the amount of R$ 384,088, negative goodwill to be amortized of R$ 149,946 and investment accounted for by the equity method of R$ 5,067,848.

(iii) In August 2004, the Company incorporated the assets of Labatt Brewing Canada Holding Limited, being R$ 1,600,748 as capital stock increase and R$ 12,840,276 as goodwill reserve

(iv) In May 2003, the subsidiary CBB sold its investment in Arosuco to the Company, for its book value of R$ 85,763.

(v) In July 2003, the Company made a capital investment in its subsidiary CBB, partly with its investment in Eagle Distribuidora de Bebidas S.A. (Eagle), for the book value of R$ 2,551,275, and partly with a portion of the balance of dividends receivable from CBB in the amount of R$ 1,109,545.

(vi) In January 2003, the Company recorded a loss of interest in Hohneck resulting from the capitalization made by Skol and CBB without the respective proportional participation of AmBev, in the amount of R$ 215,443, eliminated in the Company's consolidated financial statements.

(b) Goodwill and negative goodwill

	Parent Company		Consolidated

	2004	2003	2004	2003

Goodwill
CBB - based on
Property, plant and equipment fair value excess	144,579	144,579	144,579	144,579
Expected future profitability	702,760	702,760	702,760	702,760

	847,339	847,339	847,339	847,339
Expected future profitability
Labatt Canada			16,677,719
Quinsa			1,123,224	1,123,224
Cympay			26,557	34,177
Embodom			214,851
Malteria Pampa			28,101	28,101
Indústrias Del Atlântico			5,116	5,116
Cervejaria Miranda Corrêa S.A.			5,514	5,514
Labatt Canada Subsidiaries (i)			3,648,637
Quinsa and subsidiaries
(proportionally consolidated)			547,613	510,360

Total goodwill	847,339	847,339	23,124,671	2,553,831

Accumulated amortization	(463,251)	(378,411)	(4,779,123)	(689,597)

Total goodwill, net	384,088	468,928	18,345,548	1,864,234

Negative goodwill
CBB	(149,946)	(149,946)	(149,946)	(149,946)
Cerversursa			(16,431)	(18,485)
Incesa (Quinsa’s subsidiary)			(8,760)	(8,506)

Total negative goodwill	(149,946)	(149,946)	(175,137)	(176,937)

	234,142	318,982	18,170,411	1,687,297

(i) The balance of the accumulated amortization referring to goodwill existing in Labatt Canada totaled R$ 3,418,170 on December 31, 2004.

(c) Information on direct subsidiaries

	2004

Description	CBB	Arosuco	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held - in thousands
Common shares/quotas	19,881,631	0.3	6,510	10,000	1,000,017
Preferred shares	35,206,009

Total shares/quotas	55,087,640	0.3	6,510	10,000	1,000,017

Percentage of direct ownership in capital
stock
In relation to preferred shares	99.9
In relation to common shares/quotas	99.9	99.7	50	0.009	100
In relation to total shares/quotas	99.9	99.7	50	0.009	100

Financial statements:
Of direct subsidiaries

Adjusted shareholders' equity	5,067,853	334,181	765	1,245,551	14,423,753

Adjusted net income (loss)	948,322	219,832	(4,073)	(69,600)	(276,678)

	2003

Description	CBB	Arosuco	Agrega	Hohneck

Number of shares/quotas held - in thousands
Common shares/quotas	19,881,631	0.3	1,375	10,000
Preferred shares	35,206,009

Total shares/quotas	55,087,640	0.3	1,375	10,000

Percentage of direct ownership in capital stock
In relation to preferred shares	100.0
In relation to common shares/quotas	99.9	99.7	50	0.009
In relation to total shares/quotas	99.9	99.7	50	0.009

Financial statements:
Of direct subsidiaries

Adjusted shareholders' equity	5,222,245	224,752	1,237	1,315,152

Adjusted net income (loss)	2,046,687	176,291	(3,848)	(67,111)

Due to inter-company results, unrealized profits and fiscal incentives, the equity results of certain subsidiaries, as presented in Note 6(a), may not reflect the holding percentage applied to the subsidiary's earnings in the period, as presented in this note.

(d) Main indirect holdings in subsidiaries

	Total indirect holdings - %

Company Name	2004	2003

Brazil
Eagle	100	100
IBA-Sudeste	99.3	99.3

Abroad
Jalua Spain S.A.	100	100
Lambic S.A.	87.3	87.3
Monthiers (i)	100	100
Aspen	100	100

(i) Wholly-owned subsidiary of Jalua Spain S.A.

7 PROPERTY, PLANT AND EQUIPMENT

(a) Composition of property, plant and equipment

	Consolidated

	2004			2003

		Accumulated	Residual	Residual	Annual depreciation
	Cost	depreciation	amounts	amounts	rates - %

Land	328,641		328,641	244,560
Buildings and constructions	2,578,191	(1,192,012)	1,386,180	1,187,306	4%
Machinery and equipment	7,968,212	(5,973,273)	1,994,939	1,350,144	10% to 20%
Offsite equipment	1,550,966	(674,251)	876,714	606,816	10% to 20%
Other assets and intangibles	1,241,957	(665,012)	576,945	623,779	4% to 20%
Construction in progress	368,246		368,246	153,700

	14,036,213	(8,504,548)	5,531,665	4,166,305

The subsidiaries held properties that are up for sale, on December 31, 2004, at the book value of R$ 113,849 (R$ 144,079 in 2003), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 69,087 (R$ 89,146 in 2003).

During the year, a provision for potential losses on the sale of property, machinery and equipment was established, in the amount of R$ 10,388 (R$ 58,673 in 2003), accounted for in the Company's consolidated financial statements under "Non-operating expenses".

(b) Pledged assets

In view of bank loans and leases taken by the Company and its subsidiaries, at December 31, 2004, there are pledged property, machinery and equipment, at the residual amount of R$ 781,420 (R$ 909,317 in 2003). Such restriction has no impact on the use of such assets and on the Company's operations.

8 DEFERRED

	Consolidated

	2004	2003

Cost
Pre-operating	208,628	190,643
Implementation and expansion expenses	53,918	55,697
Future Profitability (*)	109,097	146,323
Other	162,600	71,435

	534,243	464,098
Accumulated amortization	(240,098)	(204,771)

	294,145	259,327

(*)Refers to goodwill on the acquisition of subsidiaries, incorporated by the Parent Company in previous years, reclassified from “Investments” to “Deferred charges” and amortized based on future profitability.

9 LOANS AND FINANCING

			Consolidated

			Current		Long-term

Types/purposes	Average financial charges (p.a.)	Final Maturity	2004	2003	2004	2003

Local currency
ICMS sales tax incentives	4.99%	June 2013	93,476	34,603	288,163	340,507
Permanent assets	2.40% above the TJLP	October 2009	135,201	227,150	209,499	298,587
Other	104% of CDI	April 2005	274,554	167		412

			503,231	261,920	497,662	639,506

Foreign currency
Working Capital (i)	4.3%	December 2005	2,619,479
Syndicated loan	2.4% above quarterly LIBOR	August 2004		1,062,959
Bonds	9.63%	September 2013	46,680	53,656	2,654,400	2,889,200
Raw material import financing	6.43%	May 2005	112,639	183,650		22,103
Permanent assets (i)	6.53%	June 2010	140,997	303,502	1,102,383	418,437
Other	5.9%	October 2008	20,098	110,372	113,153	35,089

			2,939,893	1,714,139	3,869,935	3,364,829

			3,443,124	1,976,059	4,367,598	4,004,335

(i) These financing lines changed since last year, following the merger of Labatt ApS, as shown in Note 1 (b).

Abbreviations used:

  TJLP - Long-Term Interest Rate.
  LIBOR - London Interbank Offered Rate.
  ICMS - Value-Added Tax on Sales and Services.

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment, see note 7(c). Loans for the purchase of raw materials, mainly malt, and the issue of Notes on the international market are guaranteed by collaterals from AmBev and its subsidiaries.

(b) Maturities

As of December 31, 2004, long-term financings fall due as follows:

2006	257,472
2007	428,251
2008	658,048
2009	10,389
2010	74,536
2011	1,523,299
2012 and on	1,415,603

4,367,598

(c) ICMS sales tax incentives

Description	2004	2003

Current and long term balances
Financings	381,639	375,110
Deferrals of taxes on sales	330,162	393,604

	711,801	768,714

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, usually over five years from the original due date.

The amount of R$ 330,162 (R$ 393,604 in 2003) of “Deferrals of taxes on sales” includes a current portion of R$ 54,465 (R$ 161,816 in 2003) classified under “Other taxes and contributions payable”.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The deferred percentages may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

On July 28, 2004, the Company fully paid its syndicated loan in the amount of R$ 974,663, net of hedge effect of the correspondent debt.

(e) Notes issued on the international market

CBB issued in September 2003 US$ 500 million in foreign securities (“Bond 2013”), with a guarantee from AmBev. These Notes incur 8.75% interest p.a., and will be amortized semi-annually from March 2004, with final maturity in September 2013. On August 10, 2004, the Company registered Bond 2013 at the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was registered at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

CBB issued in December 2001 US$ 500 million in foreign securities (“Bond 2011”), with a guarantee from AmBev. These Notes incur 10.5% interest p.a., amortized semi-annually from June 2002, with final maturity in December 2011. The Company registered Bond 2011 at the SEC on October 4, 2002.

(f) Labatt Canada

Effective May 25, 2004, Labatt Canada entered into a credit agreement in the amount of CAN$ 700,000 with a bank consortium and a final maturity date on December 12, 2005.

The loans subject to the credit agreement bear interest at the bankers acceptance rate plus applicable margin, which has a ceiling of 0.9% per annum. On December 31, 2004, the bankers’ acceptance average rate on the debt stood at 2.765% p.a. and the applicable margin was 0.55% per annum.

Effective from December 12, 2002, Labatt Canada entered into a forward loan agreement at the amount of CAN$ 600,000 with syndicated banks. This agreement has two different parts: (a) a pre-approved line of credit for the utilization of funds when necessary of CAN$ 30,000; and (b) a forward loan of CAN$ 300,000 with semi-annual amortizations of CAN$ 50,000. On December 31, 2004 Labatt had recorded as liability: (i) CAN$ 60,000 referring to the portion used in the pre-approved line of credit; and (ii) two remaining installments of the loan, totaling CAN$ 100,000, with final maturity on December 12, 2005.

The loans contracted under these two types incur interest at bankers acceptance’s rate plus the applicable margin, which has a ceiling of 0.95% per annum for the line of credit and 0.90% per annum for the forward agreement. On December 31, 2004, the bankers acceptance’s average rate on the debt was 2.636% per annum and the applicable margin was 0.60% per annum.

Effective from July 23, 1998, Labatt Canada entered into a US dollar loan agreement in the amount of US$ 162 million in Series A Bank Notes and CAN$ 50 million in Series B Bank Notes (“Notes”), contracted from a group institutional investors. The Notes are subject to fixed interest rates at 6.56% p.a. over the portion in US dollars and at 6.07% p.a. over the Canadian dollars, expiring on July 23, 2008.

(g) Contractual clauses

As of December 31, 2004, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans, except for what is mentioned in the following paragraph.

During the year 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, covering also financings payment terms. On December 31, 2004, the portion of debt in the amount of US$ 4.7 million was recorded under current liabilities, because certain liquidity ratio covenants have not been fulfilled.

10 OTHER LIABILITIES

	Consolidated

	2004	2003

Current liabilities
Profit sharing - employees and management	126,284	11,537
Deposits for containers (i)	84,367
Provision for restructuring (ii)	183,019
Provision for income tax contingency (Note 11h)	189,916
Deferred net income from commodities swap and forward operations	12,724	2,979
Marketing accounts payable	101,117	24,540
Provision for royalties payment	37,064
Other accounts payable	251,383	202,603

	985,874	241,659

Long-term liabilities
Provision for medical assistance benefits and others (Note 12 b)	646,049	72,893
Deferred income tax and social contribution (Note 16 c)	138,458	26,161
Deferred income from debt swap operations	90,261
Other accounts payable	61,544	34,020

	936,312	133,074

(i) These deposits are received from points of sale in Canada at the time of the beer sale, as a guarantee for the bottles, and reimbursed when the bottles are returned.

(ii) On September 8, 2004, Labatt announced the closing of its plant in New Westminster, British Columbia. This plant will continue to operate through March 2005 and close on April 22, 2005, upon the expiration of the agreement with the labor union. As the closing plan of this plant had already been approved at the time of the Incorporation, lay-off provisions at the amount of CAN$ 9.9 million (equivalent to R$ 21.9 million on December 31, 2004) were recorded on August 27, 2004. During the fourth quarter of 2004, Labatt recorded CAN$ 12.3 million (equivalent to R$ 27.2 million on December 31, 2004) in addition to the original provisions as part of an agreement entered into with the Workers Union. Additionally, in December 2004, Labatt announced a workforce restructuring aiming to reduce overhead cost by 20%. As a result, Labatt recorded a provision of CAN$ 60.7 million (equivalent to R$ 134.0 million on December 31, 2004) related to these expenses, and CAN$ 17.0 million (equivalent to R$ 37.5 million on December 31, 2004) related to pension and other benefits of employees to be laid-off. These provisions totaled R$ 198,682 and were recorded as “Non-Operating Expenses”.

11 CONTINGENCIES

	Consolidated

	2004	2003

Social Integration Program (PIS) and Social Contribution on Revenue (COFINS)	383,537	339,152
Value-Added Tax on Sales and Services (ICMS) and Excise Tax (IPI)	540,446	532,135
Income tax and social contribution	71,292	50,186
Labor claims	323,986	211,080
Lawsuits involving distributors and resellers	47,156	28,592
Other	104,534	71,730

	1,470,951	1,232,875

On December 31, 2004, the Company and its subsidiaries were part of lawsuits for which, according to the of legal counsel, the risk of loss is possible but not probable. Such lawsuits amount to R$ 1,241,105 (R$ 1,266,600 in 2003), for which management understands no provision for losses is necessary.

Main liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

(i) PIS – The Company and its subsidiaries obtained an injunction during the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying these taxes on other revenues. Following the enactment of Law No. 10,637 as of December 31, 2002, which established new rules for calculating PIS with effects from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by current legislation.

(ii) COFINS - The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company and its subsidiaries, which allows them to pay COFINS on billings, without paying these taxes on other income. Following the enactment of Law No. 10,833/03 as of December 29, 2003, effectively February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by current legislation.

(b) ICMS and IPI Taxes

These legal proceedings relate mainly to tax disputes of presumed zero-rated IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

Presumed zero-rated IPI credits, which have not been used by the Company, totaling R$ 228,056 as of December 31, 2004, were recorded under “Other taxes and charges recoverable”, in non-current assets.

(c) Income tax and social contribution

These provisions relate substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution tax for the year 1996.

(d) Labor claims

These provisions relate to claims from former employees. On December 31, 2004, judicial deposits for labor claims paid by the Company and its subsidiaries amounted to R$ 129,615 (R$ 111,601 in 2003) and are recorded under “Judicial Deposits, Compulsory and Fiscal Incentives”.

(e) Distributors’ claims

This provision relates mainly to contractual terminations between the Company’s subsidiaries and certain distributors, due to the non-compliance, by the distributors, with the Company’s directives.

(f) Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and to suppliers.

(g) Income from foreign subsidiaries

In December 2004 and January 2005, two subsidiaries of the Company received notice for tax assessment of R$ 52 million and R$ 458 million, respectively, related to the taxation requirement in Brazil of income from foreign subsidiaries.

The Company, through its legal counsel, disputes the validity of these assessment notices and will defend this case vigorously. The risk of loss in these cases is considered by the legal counsel to be possible, but not probable. Therefore, no provision was recorded for these assessment notices as at December 31, 2004.

(h) Labatt Canada

Certain alcohol producers of the United States, Canada and Europe were named in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was named in one of these lawsuits. Labatt will vigorously defend this litigation and, at this time, it is not possible to estimate the risk of loss or estimate the range of loss, if any.

Labatt was sued by the Canadian Government disputing the interest rate used in certain contracts with related parties existing in the past. The total amount is approximately CAN$ 200 million, equivalent to R$ 490 million as at December 31, 2004. In the event Labatt is required to pay this amount, AmBev will be fully reimbursed. Labatt recorded a provision of R$ 189,716 (equivalent to CAN$ 86,000 on December 31, 2004) as “Provision for contingency of Income Tax”, and AmBev recorded a receivable for the same amount as an adjustment in the consolidation of Labatt.

12 SOCIAL PROGRAMS

(a) AmBev Private Pension Plan Institute – Instituto AmBev (“IAPP”)

CBB and its subsidiaries sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. During the year ended December 31, 2004, the Company and its subsidiaries made contributions of R$ 3,889 (R$ 4,384 in 2003) to IAPP.

Based on the independent actuary reports, the position of IAPP’s plans at December 31 is as follows:

	2004	2003

Fair value of assets	633,344	501,471
Present value of actuarial liability	(438,096)	(334,375)

Surplus of assets - IAPP	195,248	167,096

The surplus of assets of IAPP is recorded by the Company in its consolidated financial statements under "Surplus of assets - Instituto AmBev", in the amount of R$ 20,646 (R$ 22,030 in 2003), estimated as the preset value of the future reduction in contributions, and considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP.

(b) Post-retirement benefits and others

CBB directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired employees.

Labatt Canada, an indirect subsidiary of AmBev, sponsors pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits; Labatt Canada also sponsors certain post-retirement pension benefits to certain distributors.

On December 31, 2004 liabilities deriving from these obligations are recorded in the Company’s financial statements as “Provision for employee benefits” in the following amounts:

	Labatt (i)	Labatt (ii)	AmBev (ii)	Total

Present value of the actuarial obligation	2,209,720	239,821	105,214	2,554,755
Fair value of assets	(1,597,602)			(1,597,602)

Plan deficit	612,118	239,821	105,214	957,153
Non-amortized actuarial adjustments	(320,482)	(60,616)	(26,811)	(407,909)
Other benefits – Labatt Canada				278
Distributors’ plans (iii)				96,527

Total recognized liabilities	291,636	179,205	78,403	646,049

(i)	Pension plan.
(ii)	Post-retirement benefit.
(iii)

The obligation related to the distributors’ plan represents Labatt Canada’s pro rata obligation under these plans which will be financed by Labatt Canada through the allocation of service costs of these affiliated companies.

Changes in employee benefits liabilities, according to the independent actuary’s report were as follows:

	AmBev	Labatt	Total

Balance at December 31, 2003	72,893		72,893
Incorporation of Labatt		611,041	611,041
Incurred financial charges	11,892	37,033	48,925
Exchange rate variation		(13,910)	(13,910)
Received contributions		(62,415)	(62,415)
Benefit paid	(6,382)	(4,103)	(10,485)

Balance at December 31, 2004	78,403	567,646	646,049

(c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrener Foundation)

The Zerrenner Foundation’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial aid agreements with other entities.

The changes in the actuarial liabilities of Zerrener Foundation, according to the independent actuary report, were as follows:

Balance at December 31, 2003	163,552
Financial charges incurred	30,640
Actuarial loss amortization	3,308
Benefits paid	(20,415)

Balance on December 31, 2004	177,085

The actuarial liabilities related to the benefits provided by the Zerrener Foundation on December 31, 2004 were fully offset by its assets. The excess assets were not recorded by the Company in its financial statements, due to the possibility of its use for purposes other than exclusively related to the payment of benefits.

(d) Actuarial assumptions

The medium and long-term assumptions adopted by the independent actuary, in the calculation of the actuarial liability were the following:

	Annual Percentage – in nominal terms

	AmBev		Labatt

	2004	2003	2004	2003

Discount rate	10.9	10.9	5.7	6.0
Expected rate of return on assets	15.4	16.6	8.0	8.0
Increase in the remuneration factor	7.3	7.3	3.0	3.0
Increase in health care costs	7.3	7.3	4.0	4.0

13 SHAREHOLDERS' EQUITY

(a) Subscribed and paid-in capital

The Company's capital stock on December 31, 2004 amounted to R$ 4,742,804 (R$ 3,124,059 in 2003), represented by 56,277,742 thousand non-par and registered shares (38,537,333 thousand in 2003), comprised of 23,558,245 thousand common shares and 32,719,497 thousand preferred shares (15,735,878 thousand and 22,801,455 thousand, respectively in 2003).

On December 6, 2004, the Company announced to the market that intends to approve the allocation of bonuses to its shareholders in the format of one common share for each five preferred shares or outstanding common shares. The bonus intended shall be implemented by means of capitalization of capital reserves existing on the balance sheet as of September 30, 2004. The purpose of this bonus is to maintain the liquidity of the common shares after the public tender offer for the common shares of AmBev by InBev, regardless of the level of acceptance thereof. Fraction of shares which may occur shall be dealt with as provided for by the Article 169 of the Law 6,404/76.

The bonus intended shall be submitted to the appropriate corporate bodies and once approved shall only occur when the settlement of the public offering of InBev S.A. is concluded in order to not alter the economic effects thereof.

The AGE (Extraordinary Shareholders’ Meeting) as of August 27, 2004, approved the issue, by the Company, of 19,264,363 thousand new shares, comprised of 7,866,182 thousand common shares and 11,398,181 thousand preferred shares, and also decided to appropriate to the capital stock account the amount of R$ 1,600,748 and to the capital reserve account the amount of R$12,840,276 as premium on share subscription, which was fully subscribed by Labatt ApS legal representatives.

In April 2004, the Company increased capital stock by R$ 17,997, using advance for future capital increase of R$ 9,030, originally recorded as long-term liabilities, and the remaining amount paid-up in the same month, through the private subscription of 55,727,205 preferred shares, exclusively to fulfill the provision in the Stock Ownership Plan, as mentioned in the Note 14.

(b) Appropriation of net income for the year and transfers to statutory reserves

The Company's By-Laws provide for the following appropriation of net income for the year, after statutory deductions:

(i) 35.0% as mandatory dividend payment to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii) An amount not lower than 5% and not higher than 61.75% of net income to be transferred to a reserve for investments, in order to finance the expansion of the activities of the Company and its subsidiaries, including issuance of capital stock or the foundation of enterprises. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(iii) Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are entitled an amount of up to 5% of net income, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors at the beginning of the fiscal year.

(c) Proposed dividends

The calculation of the dividends percentage approved by the Board of Directors on net income for the years ended December 31 is as follows:

	2004		2003

Net income for the year	1,161,533		1,411,570
Legal reserve (5%)		(i)	(70,579)

Dividends basis	1,161,533		1,340,991

Prepayment of dividends	108,375		495,154
Dividends prepaid as interest attributed to shareholders’ equity	236,083		222,594
Supplemental dividends as interest attributed to shareholders’ equity	558,101		226,015
Supplemental dividends	424,590		54,561

Subtotal	1,327,149		998,324

Withholding tax on dividends as interest attributed to shareholders’ equity	(119,251)		(67,291)

Total dividends proposed	1,207,898		931,033

Percentage of dividends on the calculation basis - %	102.22		69.43

Dividends net of Withholding tax per lot of thousand shares
outstanding (excluding Treasury shares) at year-end - R$
Common	20.86	(ii)	23.15

Preferred	22.95	(ii)	25.46

(i)

No legal reserve was constituted in 2004, as Brazilian Corporation Law determines that this reserve may no longer be established when, together with the capital reserves exceeds 30% of the Company’s capital stock.

(ii)	Dividends per lot of thousand shares outstanding (excluding Treasury shares) at year-end - before Withholding tax (IRRF): common - R$ 22.92 and preferred - R$ 25.21.

(d) Interest attributed to shareholders’ equity

Companies legally have the option to distribute to shareholders interest attributed to shareholders’ equity based on the TJLP - long-term interest rate - on shareholders' equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividend when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity and presented as dividends.

(e) Reconciliation between the Parent Company's shareholders' equity and consolidated shareholders' equity at December 31, 2004

Shareholders' equity of the parent company	17,100,970
AmBev shares acquired by the subsidiary CBB	(104,991)

Consolidated shareholders' equity	16,995,979

(f) Treasury shares

Changes in the Company's Treasury shares for the year were as follows:

	Number of shares – lots of thousand

				In millions
Description	Preferred	Common	Total	of Reais

On December 31, 2003	368,259	43,815	412,074	233,549
Purchases	2,605,318		2,605,318	1,609,611
Cancellations	(1,535,867)	(43,815)	(1,579,682)	(908,054)

On December 31, 2004	1,437,710		1,437,710	935,106

In addition, CBB holds 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company, in the amount of R$ 104,991. On December 31, 2004, the balance of Treasury shares totals R$ 1,040,097 in the Company's consolidated financial statements.

14 STOCK OWNERSHIP PLAN – THE PLAN

AmBev operates a plan for the purchase of shares by qualified employees, with the objective of aligning the interests of both shareholders and executives. As defined in the By-Laws, the Plan is managed by a committee that includes non-executive members of our Board of Directors. This committee periodically creates stock ownership programs for common or preferred shares, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased, which cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to the grant date, indexed to inflation up to the exercise date. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date (1.0% and 0.03% in 2004 and 2003, respectively).

When shares are purchased, the Company may opt to issue new shares, or transfer its treasury shares. The purchase rights granted have no expiration date. Should the employment relationship be terminated, the rights expire. The Company has the right to repurchase the shares subscribed by the employees, at a price equal to:

(i) at the price paid by the employee, if the employee sells the shares during the first thirty months following the purchase;

(ii) 50% at the price paid by the employee, adjusted by inflation, and 50% at the market price, if the employee sells the shares after the first thirty months, but before sixty months following the purchase;

(iii) at the market price, if the shares are sold at least sixty months following the purchase.

Employees who do not apply at least 70% of their annual bonuses (net of income tax and other charges) will forfeit their purchase rights by the same number of shares they could have purchased, with the amount corresponding to the difference between percentage of the bonus and the amount effectively purchased, unless the equivalent amount had been previously purchased in cash by the employee.

The Company and its subsidiaries were allowed to take advances to employees for the purchase of shares for plans granted through 2002. Such financings normally do not exceed four years and bear 8% interest p.a. above the General Market Price Index (IGP-M). These financings are guaranteed by the shares issued at the time of purchase. On December 31, 2004, these advances amounted to R$ 175,181 (R$ 234,677 in 2003). For the plans granted beginning 2003, the Company and its subsidiaries no longer finance the purchase of shares, and such shares must be purchased in cash, by the employees, upon issuance.

The change in stock purchase rights during the years ended December 31 is as follows:

	Stock purchase rights – in thousands

	2004	2003

Balance of shares available for purchase exercisable at the
beginning of the year	733,689	640,800

Changes during the year
Exercised	(55,727)	(259,007)
Cancelled	(35,926)	(34,104)
Granted	9,000	386,000

Balance of shares available for purchase exercisable
at year-end	651,036	733,689

15 FINANCIAL INSTRUMENTS

(a) General considerations

The Company and its subsidiaries maintain certain amounts of cash and cash equivalents in foreign currency, and enter into cross-currency, interest rate and commodities swaps and forward contracts to mitigate the exposure to changes in exchange rate on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials costs, particularly aluminum, sugar and wheat.

Financial instruments are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though our real intent is to hold such instruments to maturity on their respective due dates.

(b) Derivative instruments

Composition of the net exposure marked to the market on December 31:

Description	2004	2003

Currency hedge
US$/R$	3,929,630	4,686,542
Yen/R$		775,699
Peso/US$	132,933	152,430
CAD/US$	298,956

Interest rate hedge
Floating LIBOR vs. fixed LIBOR	55,742	944,562
CDI (Interbank Deposit Certificate)x Fixed Rate		(201,831)
Pre-Fixed Rate vs. Canadian Bankers Acceptance	943,184

Commodities hedge
Aluminum	13,167
Sugar	60,263	22,310
Wheat	2,285

	5,436,160	6,379,712

(i) Currency and interest rate hedges

As of December 31, 2004, unrealized gains on variable earnings from derivative operations were limited to the lower between the instrument’s yield curve and their relative market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the period ended December 31, 2004, an additional gain of R$ 188,990 (R$ 205,969 in 2003), as presented below:

Financial instruments	Book value	Market value	Unrealized variable gains

Public bonds	130,986	148,663	17,677
Swaps/forwards	(421,670)	(264,607)	157,063
“Cross Currency Swap” (*)	(40,873)	(26,623)	14,250

	(331,557)	(142,567)	188,990

(*) Swaps of Labatt Canada for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

(ii) Commodities and currency hedges

These commodities operations were entered into to specifically mitigate Company’s exposure to fluctuations in the costs (in foreign currency) of raw materials to be acquired. Their net earnings, calculated at cost (equivalent to market value), are deferred and recognized in earnings when the products are sold.

During the year ended December 31, 2004, the effect relating to the commodities and currency hedges operations recorded in earnings as “Cost of goods sold” were:

Description	Net reduction in the cost of goods sold

Currency hedge	(9,123)
Hedge of aluminum	10,898
Hedge of sugar	6,645
Hedge of wheat and corn	(128)

8,292

On December 31, 2004, the amount of R$ 45,276 was deferred and will be recognized as a charge to the results, when the corresponding finished product sale is made and R$ 328 was deferred and will be recognized concurrent to the respective expense, purpose of hedge.

(c) Financial liabilities

The Company’s financial liabilities, represented mainly by the Bonds and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indexes of each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have recognized an additional loss, before income tax and social contribution, of R$ 602,619, on December 31, 2004, as presented in the chart below:

Financial liabilities	Book value	Market value	Unrealized gains (losses

"Bonds"	2,701,080	3,265,691	(564,611)
Series A Notes (i)	434,268	466,123	(31,855)
Series B Notes (ii)	111,672	117,825	(6,153)

	3,247,020	3,849,639	(602,619)

(i)	Series A notes executed by Labatt Canada in US dollars.
(ii)	Series B notes executed by Labatt Canada in Canadian dollars.

The criteria used to estimate the market value of the financial liabilities was carried out based on quotations of investment brokers, in quotations of banks which render services to AmBev and Labatt Canada and at the secondary market value of securities on the base date as of December 31. The Bonds, approximately 125.25% of face value for Bond 2011 and 117.2% for Bond 2013 and the Series A Notes and Series B Notes of Labatt Canada, the prices were calculated based on the cash flow discounted at present value, using market rates available for Labatt Canada for similar instruments.

(d) Financial income and expenses

		Consolidated

	2004	2003

Financial income
Net gains on derivative instruments	128,951	319,779
Exchange variation on financial investments	(49,686)	(97,233)
Financial income on cash equivalents	175,187	233,670
Financial charges on taxes, contributions and judicial deposits	11,593	77,472
Other	73,158	68,137

	339,203	601,825

Financial expenses
Exchange variation on loans	258,294	524,276
Net losses on derivative instruments	(541,295)	(298,219)
Financial charges on foreign currency loans	(474,205)	(344,570)
Financial charges on debt in Reais	(118,368)	(129,885)
Taxes on financial transactions	(121,262)	(90,934)
Financial charges on contingencies and others	(53,962)	(95,395)
Other	(64,732)	(73,987)

	(1,115,530)	(508,714)

(e) Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the loan risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to realize financial assets and liabilities in the event of default.

16 INCOME TAX AND SOCIAL CONTRIBUTION

(a) Reconciliation of consolidated income tax and social contribution expenses with nominal rates

	Consolidated

	2004	2003

Consolidated income, before income and social contribution taxes	1,829,454	1,864,198

Profit sharing and contributions	(152,409)	(23,673)

Consolidated income, before income and social contribution taxes
and minority interest	1,677,045	1,840,525

Expenses with income and social contribution taxes at nominal rates	(570,195)	(625,778)

Adjustments to derive effective rate
Tax losses of carryforwards from previous years		147,964
Interest attributed to shareholders’ equity	270,022	152,725
Realization of goodwill upon merger of subsidiary	(12,380)	37,093
Non-deductible goodwill amortization	(59,475)	(21,152)
Ownership gains resulting from corporate restructuring		(6,987)
Foreign earnings not subject to taxation	(204,116)	(176,090)
Non-taxable gains from tax incentives in subsidiaries	65,713	59,822
Losses in exclusive investment funds	(39,530)
Exchange variation on investments	85,036	(6,811)
Permanent additions, exclusions and other	(46,817)	13,124

Expense with income and social contribution taxes	(511,742)	(426,090)

(a) Composition of benefit (expense) of income and social contribution taxes

	Parent Company		Consolidated

	2004	2003	2004	2003

Current		1,216	(709,064)	(624,437)
Deferred	208,602	99,198	197,322	198,347

Total	208,602	100,414	(511,742)	(426,090)

(c) Composition of deferred taxes

	Parent Company		Consolidated

	2004	2003	2004	2003

Long term receivables
Tax losses carryforwards	210,216	111,739	1,090,917	1,163,467
Temporary differences
Non-deductible provisions	47,323	49,633	491,279	410,002
Provision of interest attributed to shareholders’ equity (*)	190,035	76,845	190,035	76,707
Provision for losses on tax incentives			19,680	19,511
Provision for medical assistance benefits and others			194,847	24,784
Provision for restructuring			62,226
Other		755	167,589	137,353

	447,574	238,972	2,216,573	1,831,824

Long-term liabilities
Temporary differences
Accelerated depreciation			100,493	17,861
Other			37,965	8,300

			138,458	26,161

(*)	Interest attributed to shareholders’ equity are considered deductible only when effectively credited to shareholders.

Based on projections of future taxable income of the Parent Company and its domestic and foreign subsidiaries, the estimated recovery of consolidated deferred income tax and social contribution on tax losses carryforwards is as follows:

Nominal amounts (millions of Reais)

2006	54
2007	309
2008	150
2009	228
2010	296
2011	54

1,091

Deferred tax assets are limited to the amounts for which offset is supported by profit projections for the next ten years, discounted to present values, also considering that tax loss carryforwards are available for offset up to 30% of taxable incomein any year, according to Brazilian tax laws.

Deferred tax assets as of December 31, 2004 includes the total effect of tax losses carryforwards of Brazilian subsidiaries, which have no expiration dates and are available for offset at the 30% rate on future taxable income. No deferred tax assets were recorded on tax losses carryforwards of foreign subsidiaries, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of December 31, 2004 will be realized until the fiscal year 2010. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and actual values.

As income tax and social contribution derive not only from taxable income but also from the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

17 COMMITMENTS WITH SUPPLIERS

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as malt, plastics for PET bottles, aluminum and natural gas.

The Company has commitments assumed with suppliers for 2005 and 2006, already contracted on December 31, 2004 totaling approximately R$ 1,320,000 and R$ 390,000, respectively.

18 OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated

	2004	2003	2004	2003

Operating income
Equity in the results and gains from subsidiaries			193,276	175,974
Exchange variation on foreign investments	259,407(i)		255,359
Gain in the payment of fiscal incentives			21,926	16,572
Taxes and contributions recovered			14,201	24,648
Other	1	413	22,867	23,381

	259,408	413	507,629	240,575

Operating expenses
Exchange variation on foreign investments			(2,901)	(142,384)
Amortization of goodwill (ii)	(84,841)	(84,738)	(803,619)	(252,394)
Taxes on other revenues	(46,606)		(67,507)	(31,232)
Other	(5,357)	(1,350)	(54,443)	(54,691)

	(136,804)	(86,088)	(928,470)	(480,701)

Operating income (expenses), net	122,604	(85,675)	(420,839)	(240,126)

(i)	Effect of the exchange rate variation on the investment in Labatt ApS.
(ii)	Amortization expense rising from the goodwill of Labatt Canada totaled R$ 409,714 in the period from August 27, 2004 to December 31, 2004.

19 NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated

	2004	2003	2004	2003

Non-operating income
Reversal of provision for losses on fixed assets			13,260
Gain on disposal of fixed assets			53,534	12,748
Other			9,050	5,632

			75,844	18,380

Non-operating expenses
Provision for losses on permanent assets			(10,388)	(58,673)
Loss from change of interest ownership in subsidiaries		(215,443)	(80,764)	(33,262)
Loss on sale of fixed assets			(97,858)
Provision for restructuring			(198,682)
Other	(1,359)	(70)	(21,994)	(27,109)

	(1,359)	(215,513)	(409,686)	(119,044)

Non-operating expenses, net	(1,359)	(215,513)	(333,842)	(100,664)

20 INSURANCE

As of December 31, 2004 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. The coverage amount of the insurance policies is higher than those amounts recorded, observing the probable maximum risk of loss.

21 SUBSEQUENT EVENTS

On January 7, 2005, the Company’s Board of Directors deliberated on the payment of interest attributed to shareholders’ equity, at the amount of R$ 9.6800 per thousand common shares and R$ 10.6480 per thousand preferred shares. The Board of Directors also deliberated on the payment of supplementary dividends to be imputed in mandatory minimum dividends for the year of 2004, of R$ 7.3600 per thousand common shares and R$ 8.0960 per thousand preferred shares.

On February 14, 2005, the Securities and Exchange Commission of Brazil (CVM) authorized the registration of the Mandatory Tender Offer for Common Shares (MTO) issued by the Company under the terms of the Article 29 of the CVM Instruction 361/02. The MTO, which shall be carried out on March 29, 2005, shall have the following characteristics:

a) Offeror: InBev AS/NV;

(b) Object of the offer:

(i)

up to 100% of the outstanding common shares on the date of the auction, which represented, on December 31,2004, 3,577,208,360 shares, or 15.2% of the voting capital and 6.3% of the Company’s total capital;

(ii)	up to 67,730,600 common shares of the Company owned by CBB, which represented, on December 31, 2004, 0.3% of the voting capital and 0.1% of the Company’s total capital;

(iii)	up to 6,006,448 common shares owned by AmBev’s management members, which represented, on December 31, 2004, 0.02% of the voting capital and 0.1% of the Company’s total capital;

(c) Offer price: the payment for the purchase of common shares shall be made, at the option of each shareholder holding common shares, object of this Offer, in one of the following ways:

(i)	Payment in InBev’s common shares (“Option to Pay in Shares”), in the proportion of 13.827166 InBev’s common shares per each lot of 1,000 AmBev’s common shares;

(ii)

Payment in cash, in Brazilian Reais (“Option to Pay in Cash”), corresponding to 353.28 Euros, convertible into US dollars and then into Brazilian Reais, under the terms defined in the Mandatory Tender Offer Notice. The conversion of Euros into US dollars and of these into Brazilian Reais shall be made as a result of the low liquidity in the exchange market of Euros into Reais;

(d) Conditions of payment: to the holders of common shares issued by AmBev who elect to receive shares, the financial settlement shall occur as soon as possible, within no later than 30 days after the final date of qualification, determined in the Mandatory Tender Offer Notice within 60 days after the Auction date. For those who choose cash, the payment will be made within five business days of the Auction date, under the terms of the Mandatory Tender Offer Notice.

(e) Price reference: AmBev’s valuation report, prepared by an independent financial institution, on the reference date as of June 30, 2004, under the terms of the CVM Instruction 361/02, determined the price calculation of AmBev’s shares, taking into account the following methodologies:

(i)	Book value: the book value on June 30, 2004 was R$ 104.90 per lot of thousand common shares;

(ii)	Weighted average price: the weighted average price of AmBev’s common shares on BOVESPA from September 1, 2003 to August 30, 2004 corresponds to R$ 952.80 per lot of thousand common shares; and

(iii)

Economic value (unaudited): AmBev’s economic value, calculated according to the discounted cash flow methodology, resulted in the price range from R$ 819.00 to R$ 901.00 per lot of thousand common shares on June 30, 2004.

CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED ON DECEMBER 31, 2004 AND 2003

	Year ended December 31,

	2004	2003

Operating activities
Net income for the year	1,161,533	1,411,570
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	922,229	766,338
Tax, labor and other contingencies	260,166	187,946
Financial charges on tax and fiscal contingencies	49,838	59,776
Gain on the settlement of tax incentives	(21,926)	(16,572)
Provision for losses on inventory and permanent assets	(6,454)	64,565
Provision for restructuring	182,716
Financial charges and variations on the stock ownership plan	(41,916)	(47,685)
Financial charges and variations on taxes and contributions	(5,072)	(43,459)
Loss on disposal of permanent assets	116,348	41,337
Exchange rate variation and charges on loans	329,185	(40,102)
Exchange rate variation and unrealized gains on financial instruments	37,106	183,261
Deferred income tax and social contribution benefit	(228,802)	(198,347)
Exchange variation on subsidiaries abroad that do not affect cash	(355,581)	203,504
Amortization of goodwill, net of realized negative goodwill	803,619	252,394
Minority interest	3,770	2,865
Equity in (earnings) losses of affiliates	(5,644)	6,244
Unrealized losses on derivatives	407,264	46,970
Loss arising from changes in ownership in subsidiaries	80,797	33,262

Decrease (increase) in assets
Trade accounts receivable	(141,408)	(12,761)
Recoverable taxes	(241,778)	(253,204)
Inventories	(199,086)	(48,634)
Judicial deposits	(50,737)	(102,883)
Other	(105,887)	(167,274)

Increase (decrease) in liabilities
Suppliers	110,016	(14,140)
Salaries, profit sharing and social charges	188,469	(86,370)
Income tax and social contribution and other taxes	175,276	491,380
Contingencies paid	(88,026)	(104,918)
Other	82,668	(87,442)

Cash generated by operating activities	3,418,683	2,527,621

	2004	2003

Investing activities
Short-term investments (maturity over 90 days)	1,322,221	423,080
Securities and deposits in guarantee	27,232	228,591
Disposal of investments	536
Purchase of investments	(170,282)	(1,745,313)
Disposal of property, plant and equipment	52,397	32,437
Purchase of property, plant and equipment	(1,273,745)	(862,226)
Repurchase of own Shares by affiliated companies	(179,254)
Expenditure on deferred charges	(101,935)	(91,238)
Cash from consolidation of subsidiary	433,630

Cash used in investing activities	100,800	(2,014,669)

Financing activities
Financings
Issuance	6,152,180	3,359,197
Payment	(7,466,484)	(2,510,130)
Changes in interest of minority shareholders	(28,422)	4,765
Capital increase	15,612	4,598
Advance to employees for purchase of shares	103,157	130,252
Repurchase of shares	(1,609,611)	(308,472)
Premium of repurchase of shares	2,581
Payment of dividends	(602,907)	(1,026,889)

Cash used in financing activities	(3,433,894)	(346,679)

Effects of exchange rates on cash and cash equivalents	(740)	(101,731)

Increase in cash and cash equivalents	94,849	64,542

Cash and cash equivalents in the beginning of the period	1,196,103	1,131,561
Cash and cash equivalents in the end of the period	1,290,952	1,196,103

Increase (decrease) in cash and cash equivalents	94,849	64,542

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2004 Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET - LIABILITIES	4
03	01	INCOME STATEMENT	6
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	7
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004	8
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003	9
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2002 TO 12/31/2002	10
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	11
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	12
07	01	CONSOLIDATED INCOME STATEMENT	14
08	01	CONSOLIDATED	15
09	01	INDEPENDENT AUDITORS’ REPORT	17
10	01	MESSAGE FOR THE SHAREHOLDERS	19
11	01	MANAGEMENT REPORT	21
12	01	NOTES TO THE FINANCIAL STATEMENTS	40

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.